Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2025

May 1, 2025

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	i

Letter to Shareholders	i

Management Information Circular	1

Attending and Voting at the Meeting	2

General	2

Instructions for Logging-In and Voting at the Virtual Meeting	3

Registered Shareholders	4

Non-Registered Shareholders	5

Submitting Questions	5

Revocation of Proxies	6

Notice to United States Shareholders	6

Voting and Exercise of Discretion by Proxies	6

Voting of Proxies	6

Quorum	7

Information for Beneficial Holders of Securities	7

Voting Securities and Principal Holders Thereof	8

Shares	8

Preferred Shares	9

Eligibility for Voting	9

Principal Shareholders	9

Voting Results	9

Matters to be Considered at the Meeting	10

1. Financial Statements	10

2. Election of Directors	10

3. Appointment of Auditors	25

4. Advisory Vote on Approach to Executive Compensation	25

Compensation	26

Compensation Letter to Shareholders	26

Compensation Governance	28

Compensation Discussion and Analysis	30

Compensation – Named Executive Officers	38

Employment Agreements – Named Executive Officers	47

Compensation – Directors	56

(i)

Securities Authorized for Issuance Under Equity Compensation Plans	61

Statement of Governance Practices	61

Overall Approach	62

Nasdaq Corporate Governance	62

Canadian Corporate Governance	62

Governance Highlights	62

Composition of Board of Directors and Independence	63

Nomination of Directors	64

Term Limits	64

Board Assessments	64

Mandate of the Board	65

Position Descriptions	65

Orientation and Continuing Education	66

Ethical Business Conduct	66

Whistleblower Policy	67

Insider Trading Policy	67

Disclosure and Confidential Information Policy	67

Share Ownership Guidelines	68

Clawback Policy	68

Inclusion and Representation	68

Conflicts of Interest	70

Committees of the Board	70

Board Interlocks	75

Succession Planning	75

Sustainability	75

Cyber Security	77

Shareholder Engagement	77

Risk Oversight	77

Equity Incentive Plans	77

Omnibus Incentive Plan	77

Legacy Incentive Plan	84

Directors’ and Officers’ Insurance and Indemnification	84

Indebtedness of Directors and Officers	85

Interests of Certain Persons or Companies in Matters to be Acted Upon	85

Interest of Informed Persons in Material Transactions	85

(ii)

Other Business	85

Additional Information	85

Approval of Directors	86

(iii)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Algoma Steel Group Inc. (the “Company”) will be held in a virtual-only format via live audio webcast on June 24, 2025 at 10:00 a.m. (Canada/Eastern Standard time) via the TSX Trust Virtual Meeting Platform at URL: https://virtual-meetings.tsxtrust.com/1768, Meeting ID: 1768 and Password: algoma2025 (case sensitive).

The Meeting will be held for the following purposes:

1.	TO RECEIVE the financial statements of the Company and the auditors’ report thereon, for the nine-month period ended December 31, 2024;

2.	TO ELECT members of the board of directors of the Company;

3.	TO APPOINT auditors and to authorize the board of directors of the Company to fix their remuneration;

4.	TO CONSIDER and, if deemed advisable, to pass an advisory resolution on the Company’s approach to executive compensation; and

5.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

Holders of common shares of the Company (collectively, “Shareholders”) of record at the close of business on May 5, 2025 (the “Record Date”) will be entitled to vote at the Meeting.

In order to enable as many shareholders as possible to participate in the meeting, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for attendees to participate electronically.

Shareholders will not be able to attend the Meeting in person. At the virtual Meeting, registered Shareholders and duly appointed proxyholders will have an opportunity to participate, ask questions and vote, all in real time through a web-based platform. Non-registered Shareholders must carefully follow the procedures set out in the Information Circular in order to vote virtually at the Meeting and ask questions. Guests, including non-registered Shareholders who have not been duly appointed as proxyholders, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote at the Meeting.

In order to attend the Meeting virtually, Shareholders should log in at https://virtual-meetings.tsxtrust.com/1768 at least 15 minutes prior to the start of the Meeting. In order to log in, registered Shareholders will be required to provide the password (algoma2025) and their control number to vote at the Meeting. Alternatively, Shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to ‘Att. Proxy Dept’, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile to (416) 595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

(ii)

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular. If you have any questions or need assistance with the completion and delivery of your proxy, please contact the Company’s Vice President, Strategy and Chief Legal Officer, John Naccarato, by email at John.Naccarato@algoma.com.

DATED at Sault Ste. Marie, Ontario this 1st day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS “Andy Harshaw” Chair of the Board of Directors Algoma Steel Group Inc.

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to invite you to the annual meeting (the “Meeting”) of the holders of common shares (collectively, “Shareholders”) of Algoma Steel Group Inc. (“Algoma” or the “Company”) to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1768 on June 24, 2025 at 10:00 a.m. (Canada/Eastern Standard time).

The enclosed management information circular describes the business to be conducted at the Meeting and provides information on the Company’s executive compensation and corporate governance practices. At the Meeting, there will be an opportunity to ask questions and meet with management and the board of directors of the Company. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future.

Similar to last year, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for attendees to participate electronically. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting, regardless of geographic location or particular circumstances.

Algoma continued to experience success in the nine-month period ended December 31, 2024. Algoma is transforming to a low-cost, clean, state of the art electric arc furnace (“EAF”) steelmaking technology. This year, we made significant progress on our EAF steelmaking journey. As of December 31, 2024, we have invested an estimated $780 million in EAF development, which represents approximately 85% of the anticipated total project cost. For the nine-month period ended December 31, 2024, Algoma continued to advance its efforts toward a lower-carbon future, aligning with Canada’s Paris Agreement commitments and helping our customers meet their own sustainability and climate related goals through the decarbonization of our operations. We also remain deeply engaged in our community, with meaningful contributions through our Corporate Citizenship and Philanthropy program and educational initiatives that foster awareness about Algoma’s role in our community. Health and safety continues to be core value and cornerstone of our operations, and we are committed in our efforts to protect the wellbeing of our employees and contractors. Our focus remains on creating long-term value for our investors, employees, customers, supply chain partners, and the community in which we operate.

In line with Algoma’s commitment to climate leadership and a more sustainable future for Canadian steelmaking, the Company continues to strengthen its approach to environmental and social responsibility, as well as sound governance practices. Algoma released its second ESG Report (the “Second ESG Report”) on August 12, 2024, outlining the Company’s strategy, progress, and priorities across key areas such as climate risk, community engagement, and ethical business conduct. The Second ESG Report highlights Algoma’s efforts to manage risks and seize opportunities related to sustainability and was prepared in alignment with leading disclosure frameworks, including the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Algoma intends to publish a Sustainability Report, covering the nine-month financial year ended December 31, 2024 in June, 2025.

A strong, clean, modern steel industry is critical for economic growth, job creation, and national security. Algoma is proud to be at the forefront of this transformation. We are committed to operational excellence, sustainable practices, and continuous innovation. As Canada’s only publicly listed independent primary steel producer and Canada’s only producer of high-quality discrete steel plate used in defense, infrastructure, and shipbuilding. Algoma is poised to play a foundational role in the Canadian steel industry. Our investments today are laying the foundation for a resilient and future-ready steel industry that will serve generations to come.

(ii)

We look forward to an important and exciting year in the story of Algoma. We will continue to advance our strategic priorities and invest in our people and processes to ensure we remain your partner in steel. Thank you for your continued support.

Sincerely,

Andy Harshaw, Chair of the Board,

and

Michael Garcia, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted or the context otherwise indicates, the “Company”, “Algoma”, “us”, “we” or “our” refer to Algoma Steel Group Inc., together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “C$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The board of directors of the Company is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company, for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Shares”) of the Company scheduled to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1768on June 24, 2025 at 10:00 a.m. (Canada/Eastern Standard time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). Shareholders of record at the close of business on May 5, 2025 (the “Record Date”) will be entitled to vote at the Meeting.

The Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for attendees to participate electronically. By conducting the Meeting online, the Board is aiming to enable as many shareholders as possible to participate in the meeting. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future. A summary of the information Shareholders will need to attend the Meeting online is provided below under “Attending and Voting at the Meeting”.

Except as otherwise stated in this Information Circular, the information contained herein is given as of May 1, 2025.

On November 5, 2024, the Company’s board of directors approved a change in the Company’s fiscal year-end from March 31 to December 31, effective as of December 31, 2024. Unless otherwise indicated herein, all references to “Fiscal 2024” are to the 12-month period ended March 31, 2024, and the fiscal year ended December 31, 2024 is referred to as the “nine-month period ended December 31, 2024.” “Fiscal 2023” is defined as the twelve-month period ended March 31, 2023. “Fiscal 2025” is defined as the twelve-month period ending December 31, 2025.

ATTENDING AND VOTING AT THE MEETING

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by email, internet, facsimile or other means of communication by regular employees, officers and directors of the Company at nominal cost. The cost of such solicitation by management will be borne by the Company. The Company has also engaged MacKenzie Partners, Inc. as proxy solicitation agent at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact MacKenzie Partners, Inc., by email at proxy@mackenziepartners.com or by telephone at (800) 322-2885 (toll free).

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting. You are a non-registered or beneficial Shareholder if your Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a “Beneficial Holder”).

These materials are being sent to both registered Shareholders and Beneficial Holders. If you are a Beneficial Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Beneficial Holders who have not objected to their intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Beneficial Holders who have objected to their intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send the Notice of Meeting, this Information Circular, the Company’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the nine-month period ended December 31, 2024 and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Copies of the Company’s current annual information form (“Annual Information Form”) as well as the financial statements of the Company for the nine-month period ended December 31, 2024, together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), are available on the Company’s website at https://algoma.com/ and on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) website at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), as part of the Company’s annual report on Form 40-F, at www.sec.gov.

The Company will be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Under notice-and-access, the Company is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders as of the Record Date a notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Meeting Materials are available electronically at www.sedarplus.ca and also on the website of TSX Trust Company (“TSX Trust”) at: https://docs.tsxtrust.com/2329. Shareholders who wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, should call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by no later than June 13, 2025.

We anticipate that notice-and-access will directly benefit the Company through substantial reductions in postage and printing costs. We believe that notice-and-access is an environmentally responsible method of communicating with our Shareholders by reducing the large volume of paper documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.

Instructions for Logging-In and Voting at the Virtual Meeting

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1768 (Password: algoma2025 (case sensitive)).

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.

Type in https://virtual-meetings.tsxtrust.com/1768 on your browser (please do not do a Google search, and please use the latest version of either Chrome, Safari, Edge, or Firefox) at least 15 minutes before the Meeting starts.

2.	Click on “I have a control number/meeting access number”.
3.	As your user name, enter your 12-digit control number (on your proxy form).
4.	Enter the password: algoma2025 (case sensitive).
5.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders who wish to vote at the meeting may vote virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting instruction form.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form.
3.	Obtain a control number by contacting TSX Trust by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.
4.

Type in https://virtual-meetings.tsxtrust.com/1768 on your browser (please do not do a Google search, and please use the latest version of either Chrome, Safari, Edge, or Firefox) at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number/meeting access number”.
6.	As user name, enter the control number provided by tsxtrustproxyvoting@tmx.com.
7.	Enter the password: algoma2025 (case sensitive).
8.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing

tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you are a Beneficial Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you have not been given a control number, you may login as a Guest and will have the opportunity to listen to the meeting. Guests can also listen to the Meeting by following the steps below:

1.

Type in https://virtual-meetings.tsxtrust.com/1768 on your browser (please do not do a Google search, and please use the latest version of either Chrome, Safari, Edge, or Firefox) at least 15 minutes before the Meeting starts.

2.	Click on “I am a Guest”.

If you have any questions, please don’t hesitate to contact our proxy solicitation agent, MacKenzie Partners, Inc. as indicated on the back page of this Information Circular.

Registered Shareholders

Each management proxy nominee named in the form of proxy accompanying this Information Circular is a director or an officer of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy. Registering your third-party proxyholder with TSX Trust is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a unique number (“Control Number”) that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest. To register a third-party proxyholder, Shareholders must email tsxtrustproxyvoting@tmx.com and complete the “Request for Control Number” form at https://tsxtrust.com/resource/en/75 by 10:00 a.m. (Canada/Eastern Standard time) on June 20, 2025, or not later than 10:00 a.m. (Canada/Eastern Standard time) on the date that is two business days immediately prior to any adjournment or postponement of the Meeting, and provide TSX Trust with the required proxyholder contact information. TSX Trust will then provide the proxyholder with a Control Number by email after the proxy voting deadline has passed. This Control Number is required for the purpose of logging in to the Meeting.

The proxy must be properly completed, signed, dated and (i) deposited with TSX Trust, the Company’s registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 10:00 a.m. (Canada/Eastern Standard time) on June 20, 2025, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept late proxies.

To the extent that registered Shareholders have not received their proxy or a Control Number, they should contact the Investor Services Team at tsxtis@tmx.com before 10:00 a.m. (Canada/Eastern Standard time) on June 20, 2025, (Toronto time) or on the date that is two business days immediately prior to any adjournment or postponement of the Meeting.

As an alternative to voting virtually at the Meeting or through delivering a form of proxy as described above, a registered Shareholder (i.e. a Shareholder whose name appears on the certificate(s) representing its Shares) may vote via the Internet or fax. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Control Number set out on the form of proxy and then follow the voting instructions on the screen.

If you vote by using the Internet, DO NOT complete or return the enclosed form of proxy. Submitting your vote by mail, fax, Internet or virtually at the Meeting are the only methods to vote Shares held in the name of a Company. Submitting your vote by mail, fax or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Information Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Each registered Shareholder submitting a proxy has the right to appoint a person or company other than the persons named in the accompanying form of proxy to represent the registered Shareholder at the Meeting. A registered Shareholder may exercise this right by inserting the name of the desired representative in the blank space provided, or by completing another form of proxy, and in either case depositing the proxy with TSX Trust at the place and within the time specified above for the deposit of proxies. The proxyholder does not need to be a shareholder of the Company.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form. The voting instruction form applicable to NOBOs allows for voting via the internet, mail or fax. Please refer to the voting instruction form for more details.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions on how to vote your Shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each intermediary has its own procedures that should be carefully followed by Beneficial Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting.

These procedures may allow for voting via the internet, by mail and/or by facsimile. The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary. OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary. Alternatively, OBOs who wish to vote their Shares virtually at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary’s instructions for return of the executed form of proxy or voting instruction form.

Submitting Questions

Registered Shareholders and Beneficial Holders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Shareholder will be able to submit questions online by clicking on the “Ask a Question” button. Following the conclusion of the formal business to be conducted at the Meeting, the Company will invite questions and comments from Registered Shareholders or proxy appointees participating through the TSX Trust meeting platform who may submit their questions or comments by clicking on the “Ask a Question” button within the TSX Trust meeting platform to type their message or question. Messages or questions can be submitted at anytime during the Q&A session and until such time as the Chairman ends the session.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with TSX Trust no later than 10:00 a.m. (Canada/Eastern Standard time) on June 20, 2025 or the second business day preceding the day of any adjourned or postponed Meeting; (ii) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the Meeting or any adjourned or postponed Meeting; (iii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iv) in any other manner permitted by law.

Notice to United States Shareholders

Algoma is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States.

As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Voting of Proxies

The persons named in the form of proxy and voting instruction form will vote, or withhold from voting, the Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the Shareholder as indicated on the form of proxy and voting instruction form. In the absence of such specification, such Shares will be voted at the Meeting as follows:

•	FOR the election of those persons listed in this Information Circular as the proposed Directors for the ensuing year;

•	FOR the appointment of Deloitte LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board to fix the auditor’s remuneration; and

•	FOR the “Say on Pay” advisory resolution.

For more information on these issues, please see the section entitled “Matters to be Considered at the Meeting” in this Information Circular.

The persons appointed under the form of proxy and voting instruction form are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and voting instruction form and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the form of proxy and voting instruction form to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Directors know of no such amendments, variations or other matters.

Quorum

A quorum for the transaction of business at the Meeting or any adjournment thereof shall be two persons present and entitled to vote at the Meeting that hold, or represent by proxy, not less than 25% of the votes attached to the outstanding Shares entitled to vote at the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Shares otherwise than in their own names. A Beneficial Holder who beneficially owns Shares that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Company as the registered Shareholders can be recognized and acted upon at the Meeting.

Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Company and such Shares are more likely registered in the name of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) (“CDS”) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) (“DTC”).

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by

Beneficial Holders in order to ensure that their Shares are voted at the Meeting. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders.

However, its purpose is limited to instructing the intermediary how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Shares voted. Proxy-related materials will be sent by the Company directly to NOBOs under NI 54-101. The Company intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101.

Beneficial Holders have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxy holder for the registered Shareholder and vote their Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return it to your intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Algoma consists of an unlimited number of Shares without par value and an unlimited number of preferred shares without par value issuable in series (the “Preferred Shares”). As of the date hereof, there were 104,933,802 Shares issued and outstanding, and no Preferred Shares issued and outstanding.

Shares

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) under the symbol “ASTL”.

Holders of the Shares are entitled to one vote per Share on all matters upon which holders of the Shares are entitled to vote at the Meeting.

This summary is qualified by reference to, and is subject to, the detailed provisions of the notice of articles and articles of the Company (the “Articles”). A copy of the Articles is available on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at https://algoma.com.

Preferred Shares

Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of Shareholders.

Eligibility for Voting

At the Meeting, each holder of Shares of record at the close of business on the Record Date, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

Any Shareholder who was a Shareholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof, even though he, she or it has since that date disposed of his, her or its Shares, and no Shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Principal Shareholders

To the knowledge of the Company and its executive officers, no person or company beneficially owned, or controlled or directed, directly or indirectly, voting securities of the Company carrying 10% or more of the votes attached to any class of issued and outstanding Shares as of the date hereof.

Management of the Company understands that the Shares registered in the name of CDS or DTC are beneficially owned through various dealers and other intermediaries on behalf of their clients and other parties. The names of the Beneficial Holders of such Shares are not known to the Company.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting. Voting results for each of the matters voted on at the Company’s last annual meeting of Shareholders held on September 24, 2024 are as follows:

Election of Directors

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld

Mary Anne Bueschkens	62,437,350	99.875%	77,698	0.124%

Sean Donnelly	62,484,960	99.951%	30,088	0.048%

Michael Garcia	62,484,660	99.951%	30,388	0.049%

James Gouin	62,484,600	99.951%	30,448	0.049%

Andy Harshaw	62,484,775	99.952%	30,273	0.048%

Ave G. Lethbridge	62,480,374	99.945%	34,674	0.056%

Sanjay Nakra	62,436,847	99.875%	78,201	0.125%

Eric S. Rosenfeld	59,574,000	95.295%	2,941,048	4.705%

Election of Directors

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld

Gale Rubenstein	62,148,862	99.414%	366,186	0.586%

David D. Sgro	62,301,432	99.658%	213,616	0.342%

Appointment of Auditor

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld

70,858,109	99.962%	26,915	0.038%

Advisory Vote on Approach to Executive Compensation

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld

61,368,191	98.165%	1,146,857	1.835%

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Financial Statements

The financial statements of the Company for the nine-month period ended December 31, 2024 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Election of Directors

The Company’s Articles provide that the Board is to consist of a minimum of three and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board is currently comprised of ten directors and the present term of office of each Director will expire upon the election of Directors at the Meeting.

It is proposed that each of the persons whose name appears below be elected as a Director of the Company to serve, subject to the Articles and the Business Corporations Act (British Columbia) (the “BCBCA”), until his or her successor is elected at the next annual meeting of Shareholders.

We are pleased to introduce Melinda J. Newman, who is a new nominee for election to our Board of Directors at the Meeting. For further information on the Company’s process for nominating Directors, please see “Statement of Governance Practices – Nomination of Directors, and Statement of Governance Practices – Inclusion and Representation” herein. Melinda brings over 20 years of corporate credit investing experience, focusing on cyclicals and resource-intensive sectors such as metals and mining, other materials sectors, energy, industrials, and power and utilities. She has invested extensively in steel producers, service centers, and in iron ore and metallurgical coal miners across the credit spectrum, successfully deploying billions of dollars in the largest North American and European steelmakers and their predecessors. Her expertise will be invaluable as we continue to navigate the evolving landscape of our industry and drive our company’s growth and success. All other director nominees are currently members of the Board and have agreed to stand for re-election at the Meeting.

The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy and voting instruction form reserve the right to vote for another nominee at their discretion.

Advance Notice Provisions

The Articles provide for certain advance notice provisions with respect to the election of Directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of Shareholders; (ii) ensure that all Shareholders receive adequate notice of Director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a Director would be required to provide the Company with notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided, that if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing Directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

A copy of the Articles is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of Directors, if any nominee receives a greater number of votes “withheld” than votes “for”, the nominee will tender his or her resignation to the chair of the Board promptly following the meeting of Shareholders. The nominating and governance committee of the Board (the “Nominating and Governance Committee”) will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are special circumstances that would warrant the continued service of the applicable director on the Board. The Board will make its decision and announce it in a press release within 90 days following the meeting of Shareholders. A Director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

A copy of the Majority Voting Policy is available on our website at www.algoma.com.

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

ALGOMA STEEL INC.	Harshaw	Donnelly	Bueschkens	Gaulin	Rubenstein	Sgro	Rosenfeld	Garcia	Newman	Nakra
Technical Skills										
Accounting			•	•		•			•	•
Banking & Finance			•	•		•	•		•	•
Brand Management										
CEO/Executive Management	•	•	•	•			•	•		•
Compensation	•	•	•	•	•	•	•	•	•	•
Environment	•	•	•	•	•			•	•	
Governance	•	•	•	•	•	•	•	•	•	•
Government Relations	•	•		•	•			•		
Health & Safety	•	•	•	•				•		
Information Technology & Cyber Security			•	•						
Labour Relations	•	•	•	•	•			•		
Law - Corporate			•		•					
Law - Labour					•					
Maintenance	•	•	•	•				•		
Major Construction Projects	•	•	•	•				•		
Marketing		•		•				•		
Mergers & Acquisitions			•	•		•	•		•	•
Operations	•	•	•	•				•		
Public Board Experience			•	•	•	•	•	•	•	•
Public Relations				•				•		
Risk Management	•	•	•	•	•			•	•	
Sales	•	•	•	•				•		
Strategic Planning	•	•	•	•		•	•	•	•	•
Supply Chain	•	•	•	•				•		
Training & Development										
Sector Knowledge										
Manufacturing - General			•	•				•		•
Manufacturing - Discrete			•	•				•		
Manufacturing - Process	•	•	•	•				•		
Steel - Integrated	•	•						•	•	
Steel - EAF	•	•						•	•	
Gender Diversity - Nasdaq Criteria										
Male	•	•		•		•	•	•		•
Female			•		•				•	
Non-Binary										
Demographic Diversity - Nasdaq Criteria										
African American or Black										
Alaskan Native or Native American										
Asian										•
Hispanic or Latinx								•		
Native Hawaiian or Pacific Islander										
White	•	•	•	•	•	•	•		•	
LGBTQ+

About the Nominees

The following information sets forth the names of, and certain other biographical information for, the 10 individuals proposed to be nominated for election as Directors at the Meeting.

For the purposes of this Information Circular, “RSUs” means restricted share units, “PSUs” means performance share units, and “DSUs” means deferred share units, collectively granted under the omnibus incentive plan (the “Omnibus Incentive Plan”).

MARY ANNE BUESCHKENS	Biographical Information and Principal Occupation

Mary Anne Bueschkens is a globally experienced business executive, corporate director and attorney who has extensive operational, financial and management expertise gained in the manufacturing/auto sector where she held progressive roles as President and General Counsel, Chief Executive Officer, and Vice-Chair of the Board of Directors of ABC Technologies Inc., (“ABC”) a TSX-listed global Tier 1 automotive parts supplier with 36 facilities worldwide and annual revenues exceeding $1.3 billion. Mary Anne also served as a board and audit committee member of ACPS, a private equity owned leading European automotive parts supplier. Prior to joining ABC, she was a senior tax partner with a national Canadian law firm where she was the head of the National Tax Group and on the Executive Management Committee and advised clients on international business structuring, governance, risk mitigation and business succession planning. Ms. Bueschkens holds a B.Sc., B.Comm., and an MBA from the University of Windsor, as well as a J.D. Law from Osgoode Hall Law School, York University, Toronto. She has earned the Institute of Corporate Directors designation (ICD.D) from the Rotman School of Business Management, Toronto, and the Global Competent Boards GCB.D designation in Sustainability and ESG. She also completed ICD certificate courses in Board Oversight of Business Strategy, Artificial Intelligence, HRCC Board Effectiveness, and Climate Change for public company boards. Ms. Bueschkens serves on the Board of Governors of the Royal Ontario Museum, Toronto

Age: 63 Location: Oakville, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance
Board Nominating and Governance Committee (Chair) Human Resources and Compensation Committee	3/3 4/4 4/4	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Number of DSUs(5)	Market Value(1)

57,188	$423,763

SEAN DONNELLY	Biographical Information and Principal Occupation

Sean Donnelly earned a Metallurgical Engineering degree at McMaster University in 1981, and subsequently joined Dofasco as in the role of Production Engineer in the galvanizing manufacturing facility and gained increasing production supervision responsibilities. Sean has experience with new facility construction. Sean’s 40-year career in the steel industry, spent entirely at Dofasco (acquired by ArcelorMittal SA in 2006) expanded into managerial roles focused on product development and market growth. As Vice President of Technology from 2009 to 2012, he drove crucial technological advancements, and as Vice President of Manufacturing from 2012 to 2014, he managed operations, including EAF steel production. As President and Chief Executive Officer of ArcelorMittal Dofasco from 2014 to 2021 (when he retired), Sean lead the team securing a $2 billion investment for AMD’s transformation to electric arc furnace steelmaking. Sean also implemented enhanced safety measures, navigated challenges with US trade tariffs and COVID-19. Additionally, he chaired the Canadian Steel Producers Association from 2016 to 2021, and joined the Board of Alectra Inc., an Ontario electric utility company, showcasing his versatile expertise and significant industry contributions. In addition to his role as a Director on the Alectra board of directors, Sean is a past chair of the Corporate Governance and Nominating Committee, a past chair of the People and Safety Committee, the current chair of the Development Committee, and a current member of the Audit Finance and Risk Management Committee.

Age: 67 Location: Stoney Creek, Ontario, Canada Director Since: September 2024

Status: INDEPENDENT	Other Public Board Memberships

Alectra Inc.

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Audit & Risk Management Committee Operations and Capital Projects Committee	1/3(6) 2/6(7) 4/13(8)

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Number of DSUs	Market Value

11,317	$83,859

MICHAEL GARCIA	Biographical Information and Principal Occupation

Michael Garcia has served as Chief Executive Officer of Algoma Steel Group Inc. since June 2022 and is a member of the company’s Board of Directors. Under his leadership, Algoma has advanced its transformation into a leading low-carbon steel producer in North America, emphasizing efficiency, sustainability, and growth. A seasoned executive, Mr. Garcia brings extensive global experience and a proven record of driving strategy, operational transformation, and high-performance cultures. He has held senior roles at leading industrial and energy companies including Alcoa Inc., Gerdau Ameristeel Inc., Evraz Inc./Evraz Highveld Steel, Domtar Inc., and Alliant Energy Corporation. At Domtar, he was President of Pulp & Paper, overseeing over 6,500 employees at 30 sites and $4.2 billion in annual revenue. He led over $300 million in capital projects and developed a 10-year strategic roadmap to address market change. Mr. Garcia also has significant board experience. Since 2020, he has been an Independent Director at Alliant Energy Corporation. He currently serves as chair of the Operations and serves on the Nominations and Governance committee. He also served on the Board of the Federal Reserve Bank of Richmond Charlotte branch, providing input on U.S. monetary policy. Earlier roles include CEO and senior executive positions at Evraz and Gerdau Ameristeel, where he drove financial performance, global supply chain optimization, and lean manufacturing. His career spans the steel, energy, and materials sectors across four continents. Mr. Garcia holds a Bachelor of Science in Computer Science from the United States Military Academy at West Point and an MBA from Harvard University. He began his career as a U.S. Army officer, serving in Operation Desert Storm. His leadership is defined by innovation, operational excellence, and talent development as he positions Algoma Steel for long-term success.

Age: 60 Location: Sault Ste. Marie, Ontario, Canada Director Since: June 2022

Status: NOT INDEPENDENT	Other Public Board Memberships

Alliant Energy Corporation

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board	3/3	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Shares		PSUs(4)		RSUs		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value(1)	Number	Market Value(1)

42,013	$311,316	938,077	$6,951,151	419,460	$3,108,199	1,399,550	$10,370,666

JAMES GOUIN	Biographical Information and Principal Occupation

James Gouin served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc. (“FTI”), a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation, until 2019. From 2015 until 2022, he served on the board, the audit committee, and the human capital and compensation committee of Exterran Corporation, an upstream oil, gas, and water solution company which was acquired by Enerflex Ltd. in October 2022. He currently serves on the board of directors and audit committee of Enerflex Ltd. and, most recently in 2024, joined the board of International Automotive Components Group, Inc. (“IAC Group”), a tier-one auto supplier specializing in highly engineered interior auto parts, where he serves as a director, chair of the audit committee, and a member of the compensation committee. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

Age: 65 Location: Belle River, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

Enerflex Ltd.

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Audit & Risk Management Committee (Chair) Human Resources and Compensation Committee	3/3 6/6 4/4	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Number of DSUs(5)	Market Value(1)

60,973	$451,810

ANDY HARSHAW	Biographical Information and Principal Occupation

Andy Harshaw earned a Metallurgical Engineering degree at McMaster University in 1987, and subsequently joined Dofasco as an entry-level Research Engineer. Over the ensuing years, he grew to ever more senior roles within the Dofasco organization. In 2004, he was named Works Manager and in 2005 was promoted to Vice President, Manufacturing. He stayed with Dofasco through its sale to Arcelor and ultimate transition to ArcelorMittal. In 2008, he took on responsibilities at ArcelorMittal in Burns Harbor, Indiana as the Vice President, Operations. In this role, he managed all operations including technology, safety and quality for all flat rolled and plate operations. He was ArcelorMittal’s Chief Executive Officer when he retired from full-time executive work in December 2016.

Age: 70 Location: Grimsby, Ontario, Canada Director Since: August 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board (Chair) Audit & Risk Management Committee Operations and Capital Projects Committee (Chair)	3/3 6/6 13/13	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

DSUs(5)		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value

88,484	$655,666	29,955	$221,967	118,439	$877,633

SANJAY NAKRA	Biographical Information and Principal Occupation

Sanjay Nakra is a senior corporate finance leader with over two decades of investment banking experience in Europe, the US, and Canada. He has held progressively senior roles, most recently, the Managing Director and Co- Group Head, Diversified Industries for TD Securities from 2010 to 2021. He also served as Managing Director and Group Head, Technology and Infrastructure, Investment Banking at TD Securities from 2006 to 2010. Currently, Mr. Nakra serves on the Board of Directors of C&C Group plc, Canadian General Investments, Limited, Co-Chair of the University Health Network (UHN) Annual Gala: Diwali — A Night to Shine, and is a member of the Board of Directors, Chair of the Nominating and Governance Committee and Co-Chair of Women Centre Stage of Soulpepper Theatre Company. Mr. Nakra holds a Chartered Accountant (CA) designation from the Institute of Chartered Accountants of Ontario, a Master of Business Administration from Schulich School of Business, and a Bachelor of Arts from York University.

Age: 54 Location: Toronto, Ontario, Canada Director Since: September 2022

Status: INDEPENDENT	Other Public Board Memberships

Canadian General Investments, Limited

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Audit & Risk Management Committee Nominating and Corporate Governance Committee	3/3 6/6 4/4	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Number of DSUs(5)	Market Value(1)

43,820	$324,706

MELINDA J. NEWMAN	Biographical Information and Principal Occupation

Melinda J. Newman is a senior asset management executive with over 20 years of corporate credit investing experience, focusing on cyclicals and resource-intensive sectors such as metals and mining, other materials sectors, energy, industrials, and power and utilities. She has invested extensively in steel producers, service centers, and in iron ore and metallurgical coal miners across the credit spectrum, successfully deploying billions of dollars in the largest North American and European steelmakers and their predecessors. Melinda was a senior portfolio manager at Post Advisory Group, a high yield institutional boutique owned by Fortune 500 member Principal Financial Group, and oversaw assets under management of $12 billion. She also held leadership roles at First Pacific Advisors and at TCW Group, overseeing $15 billion of credit investments. Her background includes corporate finance, capital markets, leveraged credit, risk management, and financial restructuring, alongside significant experience collaborating with technology teams and focusing on talent development. She has served on public, local government, and not-for- profit boards, currently as an independent director at FRMO Corporation, where she sits on the Audit and Nominating and Governance Committees, and at the RENN Fund, where she serves on the Audit, Nominating and Corporate Governance, and Pricing Committees. Melinda is designated as Directorship Certified by the National Association of Corporate Directors, and is actively engaged in corporate governance education initiatives. She holds an MBA with Honors in Finance from The Wharton School of the University of Pennsylvania (Palmer Scholar), a BA with Honors in General Scholarship from Wesleyan University, and a Doctor of Musical Arts degree from SUNY Stony Brook.

Age: 59 Location: Brooklyn, New York, USA Director Since: N/A

Status: INDEPENDENT	Other Public Board Memberships

FRMO Corporation RENN Fund, Inc.

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

N/A	N/A	N/A

Securities Beneficially Owned or Controlled (as at May 1, 2025)

None.

ERIC S. ROSENFELD	Biographical Information and Principal Occupation

Eric Rosenfeld has been the President and Chief Executive Officer of Crescendo Partners, L.P., a New York based investment firm, since its formation in November 1998. Prior to forming Crescendo Partners, he held the position of Managing Director at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc., for 14 years. Mr. Rosenfeld currently serves as a director for several companies. Mr. Rosenfeld is on the board of Pangaea Logistics Solutions Ltd. (“Pangaea”), a maritime logistics and shipping company (as well as the compensation committee and nominating committee of Pangaea) and Aecon Group, Inc., a construction company. Mr. Rosenfeld has also served as Chairman and CEO for Arpeggio Acquisition Corporation, Rhapsody Acquisition Corporation, Trio Merger Corp., Quartet Merger Corp. and Harmony Merger Corp., all blank check corporations that later merged with Hill International, Primoris Services Corporation, SAExploration Holdings, Pangaea Logistics Solutions Ltd. and NextDecade Corporation, respectively. Mr. Rosenfeld has also served as the Chief SPAC Officer of Legato Merger Corp. and Legato Merger Corp II., blank check corporations that later merged with a subsidiary of the Company and Southland Holdings, respectively. Mr. Rosenfeld is currently the Chief SPAC Officer of Legato Merger Corp. III, a blank check corporation. Mr. Rosenfeld is also currently the CEO of Allegro Merger Corp., a non-listed shell company. He was also a director of Primo Water Corporation (formerly Cott), a leading water delivery and filtration company, CPI Aero (Chairman Emeritus), a company engaged in the contract production of structural aircraft parts, Canaccord Genuity Group, a full-service financial services company, NextDecade Corporation, a development stage company building natural gas liquefaction plants, Absolute Software Corp., a leader in firm- ware embedded endpoint security and management for computers and ultraportable devices, AD OPT Technologies, an airline crew planning service, Sierra Systems Group Inc., an information technology, management consulting and systems integration firm, Emergis Inc., an electronic commerce company, Hill International, a construction management firm, Matrikon Inc., a company that provides industrial intelligence solutions, DALSA Corp., a digital imaging and semiconductor firm, HIP Interactive, a video game company, GEAC Computer, a software company, Computer Horizons Corp. (Chairman), an IT services company, Pivotal Corp., a cloud software firm, Call-Net Enterprises, a telecommunication firm, Primoris Services Corporation, a specialty construction company and SAExploration Holdings, a seismic exploration company. Mr. Rosenfeld is senior faculty member at the Directors College and an adjunct professor at Columbia Business School. He is also a guest lecturer at Tulane Law School. He has also served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He has also been a guest host on CNBC. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School.

Age: 68 Location: New York, New York, United States Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

Pangaea Logistics Solutions Ltd. Aecon Group

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Audit & Risk Management Committee Nominating and Governance Committee	3/3 6/6 4/4	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Shares		DSUs(5)		Total

Number(2)	Market Value(1)	Number	Market Value(1)	Number	Market Value

2,115,880	$15,678,671	109,468	$811,158	2,225,348	$16,489,829

GALE RUBENSTEIN	Biographical Information and Principal Occupation

Gale Rubenstein is a highly respected board director and legal expert with extensive experience in corporate pensions, regulatory matters, corporate governance, restructuring, and crisis management. She has spent over 40 years of her career at Goodmans LLP, serving as a partner from 1986 to 2021 before transitioning to counsel in January 2021. Ms. Rubenstein is the Chair of the Board of Trustees of the University Pension Plan, a jointly sponsored pension plan for the university sector, where she serves as an ex officio member of all committees. She also sits on the boards of the Scarborough Health Network and the Scarborough Health Network Research Institute, having previously served on the Audit and Finance Committee and currently serving on the Quality Committee. Additionally, she is a member of the CDIC Advisory Panel. For more than a decade, she served on the Hydro One board (2007–2018), chairing the Regulatory and Public Policy Committee and playing a key role in governance initiatives. A Fellow of the Insolvency Institute of Canada, she is widely recognized as a leading expert in commercial insolvency, corporate restructuring, pensions, and regulatory affairs. Ms. Rubenstein earned her LL.B. from Osgoode Hall Law School.

Age: 72 Location: Toronto, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Human Resources and Compensation Committee Nominating and Governance Committee	3/3 4/4 4/4	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Number of DSUs(5)	Market Value(1)

59,623	$441,806

DAVID D. SGRO	Biographical Information and Principal Occupation

David D. Sgro, CFA, Director, is the Director of Research of Jamarant Advisors, an investment partnership. He has been involved in the management of eight (8) prior Special Purpose Acquisition Companies, including Legato, and has served on the board of seventeen (17) public companies in the US and Canada. Mr. Sgro is a director and chairman of the audit committee of Pangaea Logistics Solutions (NASDAQ:PANL) and a director and vice-chairman of Legato Merger Corp. III (NYSE:LEGT). Mr. Sgro also served as the Chief Executive Officer and a director of Legato prior to its merger with Algoma. Mr. Sgro also held numerous positions with Crescendo Partners, L.P., from December 2005 until January 2022, including as a Senior Managing Director starting in December 2014. Mr. Sgro holds an MBA from Columbia Business School and a Bachelor of Science from The College of New Jersey.

Age: 48 Location: Princeton Junction, New Jersey, United States Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

Pangaea Logistics Solutions Ltd. Legato Merger Corp III Allegro Merger Corp.

Board / Committee Memberships	Attendance at Regular Meetings in the nine-month period ended December 31, 2024	Overall Attendance

Board Human Resources and Compensation Committee (Chair) Operations and Capital Projects Committee	3/3 4/4 13/13	100%

Securities Beneficially Owned or Controlled (as at May 1, 2025)

Shares		DSUs(5)		Total

Number(3)	Market Value(1)	Number	Number(3)	Market Value(1)	Number

487,371	$3,611,419	55,954	487,371	$3,611,419	55,954

Notes:

(1)	These amounts were determined by multiplying the number of securities by the closing price of the Shares on the TSX on May 1, 2025, being $7.41 per share.
(2)	Includes 36,794 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.
(3)	Includes 5,460 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.
(4)	RSUs and PSUs are issued subject to the provisions of the Omnibus Incentive Plan and prescribed award agreements.

(5)

The amount of DSUs disclosed reflect the maximum number of Shares which may become issuable upon vesting and exercise of the DSUs, regardless of whether these DSUs have been earned as of the date hereof.

(6)	Sean Donnelly was appointed to the Board of Directors on September 24, 2024. He has attended all Board of Directors meeting since being appointed.
(7)	Sean Donnelly was appointed to the Audit & Risk Management Committee on September 24, 2024. He has attended all Audit & Risk Management Committee meetings since being appointed.
(8)	Sean Donnelly was appointed to the Operations & Capital Projects Committee on September 24, 2024. He has attended all Operations and Capital Projects Committee meetings since being appointed.

Informal Meetings of the Board

During the nine-month period ended December 31, 2024, in addition to the regular meetings disclosed above, the Board held informal monthly discussions with the Board and management.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, during the past 10 years, other than as set out below, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

David Sgro served as a director of Hill International, Inc. (“Hill”) from August 2016 until December 2022, and chairman of the board of directors from October 2018 until December 2022. On August 13, 2018, the New York Stock Exchange (the “NYSE”) determined to commence proceedings to delist the common stock of Hill and suspended trading in Hill’s common stock on the NYSE (the “Trading Suspension”), as a result of Hill’s failure to file its annual report for the period ended December 31, 2017, quarterly reports for the period ended March 31, 2018 and June 30, 2018. The NYSE did not pursue delisting proceedings and lifted the Trading Suspension on October 18, 2018, upon Hill filing the required periodic reports with the SEC.

To the knowledge of the Company, other than as set out below, during the past 10 years, no nominee proposed for election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no nominee proposed for election has, within the 10 years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee.

Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

3.	Appointment of Auditors

The audit & risk management committee of the Company (the “Audit & Risk Management Committee”) recommends to the Shareholders that Deloitte LLP, Chartered Accountants (“Deloitte”) be appointed as the independent auditor of the Company, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

Deloitte has been the auditor of the Company since 2018. The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, will vote such proxies in favour of a resolution to appoint Deloitte as auditors of the Company and to authorize the Directors to fix Deloitte’s remuneration.

Audit & Risk Management Committee Information

Reference is made to the Company’s current Annual Information Form for information relating to the Audit & Risk Management Committee, which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR, as part of the Company’s annual report on Form 40-F, at www.sec.gov. Upon request, the Company will promptly provide a copy of the Annual Information Form free of charge to a securityholder of the Company. A copy of the Audit & Risk Management Committee charter is available on the Company’s website at www.algoma.com.

4.	Advisory Vote on Approach to Executive Compensation

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation known as “Say on Pay”. This policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

Shareholders are encouraged to review and consider the detailed information regarding the Company’s approach to compensation in “COMPENSATION”.

The Board and management recommend voting FOR the “Say on Pay” advisory resolution.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the “Say on Pay” resolution.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of the Company’s approach to executive compensation:

“BE IT RESOLVED THAT, on a non-binding, advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s information circular dated May 1, 2025, and delivered in advance of the Meeting.”

COMPENSATION

Compensation Letter to Shareholders

The Human Resources and Compensation Committee is pleased to share its executive compensation approach, which demonstrates strong alignment to the Company’s overall annual performance and Shareholder interests.

Our Performance for the nine-month period ended December 31, 2024

In 2024, the North American steel industry faced significant challenges primarily due to uncertain demand influenced by macroeconomic factors, including inflation and elevated interest rates, which adversely affected manufacturing sectors. In the U.S. high interest rates, maintained to combat inflation, constrained manufacturing growth and metal consumption – which contributed to contraction in U.S. manufacturing. Additionally, the North American steel market experienced depressed pricing from persistent weak demand and rising import volumes causing oversupply issues, leading to dampened domestic steel prices and reduced earnings for steel mills.

In 2024, despite ongoing the macroeconomic uncertainty driving prices below production costs for much of the industry, the Company maintained unwavering focus on two critical priorities: safely operating our existing facilities and progressing our transformative EAF project.

Key financial and operational highlights for the calendar-year ended December 31, 2024 include:

•	Consolidated revenue of $2,461.7 million, compared to $2,852.6 million the prior year.
•	Consolidated loss from operations of $217.8 million, compared to income of $185.9 million the prior year.
•	Net loss of $139.0 million, compared to net income of $56.8 million the prior year.
•

Adjusted EBITDA of $22.3 million and Adjusted EBITDA margin of 0.9%, compared to Adjusted EBITDA of $319.0 million and Adjusted EBITDA margin of 11.2% the prior year (see “Non-GAAP Measures” in our March 12, 2025 press release).

•	Cash flows generated by operating activities of $82.3 million, compared to cash flows generated by operating activities of $269.1 million the prior year.
•	Shipments of 2,023,363 tons, compared to 2,206,146 tons in the prior year.

Variable Compensation Incentive Plan Payout for the nine-month period ended December 31, 2024

The Variable Compensation Incentive Plan (“VCIP”) is our annual performance-based cash bonus program designed to reward employees for their contributions to the Company’s success. The VCIP is structured around key performance metrics, including financial, operational, and strategic priorities and is approved annually by the Human Resources & Compensation Committee. Each year, these metrics are assessed to determine the overall performance and the corresponding incentive payouts.

For the 12-month period ending March 31, 2025, our VCIP calculation for executives resulted in an overall payout score of 20% of target. The below-target payout reflects financial and operating performance that fell short of the Company’s expectations for the year, driven by industry pricing and other macroeconomic headwinds. These lower than optimal results were offset by stronger environmental performance and the execution of key EAF strategic milestones related to construction timeline. The HRCC reviewed the below-target performance outcome and determined that it aligned with the shareholder experience for the period.

We note that given the fiscal year end transition, the VCIP payout amounts disclosed in this document reflect the nine-month period from April 1, 2024-December 31, 2024, reflected at a 20% payout.

The VCIP extends to all executives and non-unionized employees, regardless of their level within the Company. This inclusivity ensures that all eligible employees are motivated to contribute to the Company’s performance, fostering a culture of shared success and accountability. By linking compensation to performance, the VCIP aims to align individual efforts with the Company’s strategic goals, driving overall business success.

PSUs and RSUs Granted in the Nine-months Ended December 31, 2024

Consistent with the Corporation’s compensation strategy of aligning employee incentives with long-term shareholder value and supporting the retention and motivation of key personnel, in 2024, the Compensation Committee granted RSUs and PSUs to the NEOs of the Company.

PSUs granted in the nine-month period ended December 31, 2024 are subject to a three-year performance period (April 1, 2024 to March 31, 2027), becoming fully vested on March 31, 2027. These PSUs, weighted at a 60% of the long-term incentive mix for executives, are subject to a cumulative three-year performance period and vest based on relative total shareholder return goals versus a group of key North American steel competitors. RSUs were also granted at 40% of the long-term incentive mix for executives and vest on March 31, 2027.

Impact of Change in Fiscal Year End

Algoma changed its fiscal year from March 31 to December 31. The HRCC considered the impact to compensation planning and specifically to incentive based awards. The next VCIP “stub” period will be from April 1, 2025-December 31, 2025 and then in subsequent years VCIP goals will be established over a 12-month calendar year.

For the long-term incentive plan, all future performance periods with respect to PSU goal-setting will align with the new fiscal year, running January 1 to December 31 over a three-year performance period.

Looking Forward to 2025

After years of planning and construction, the Company is rapidly approaching the scale-up of electric arc steelmaking, which will represent extraordinary achievements for the Company and the broader community of Sault Ste. Marie. The EAF transformation project is expected to improve the capability of the Company’s product mix, including the supply of low-carbon-intensity steel to various markets for infrastructure, automotive, and manufacturing applications. The transformation will also reduce fixed costs, provide lower carbon compliance costs, increase production capacity, decrease the Company’s environmental footprint, and facilitate the Company’s participation in various voluntary carbon markets. The year 2025 marks the beginning of a new chapter where Algoma begins its journey to become one of the greenest producers of steel in North America while creating lasting value for all stakeholders.

Our approach to executive compensation continues to evolve in order to attract, retain and engage talent while supporting the Company’s strategy and staying aligned with best governance practices and the interests of our stakeholders. We continue to monitor the impacts that US tariffs on Canadian steel and aluminum imports will have on our business and will continue to take these impacts into account when making decisions around executive compensation.

After our inaugural Say on Pay vote received 98% support from shareholders at last year’s AGM, we invite shareholder feedback through our ‘Say on Pay’ voting process at this year’s meeting. We understand the importance of providing our shareholders with an opportunity to express their support for our compensation design and decisions.

Sincerely,

Human Resources and Compensation Committee

Compensation Governance

Human Resources and Compensation Committee

We maintain a human resources and compensation committee (the “Human Resources and Compensation Committee”) consisting of at least three independent Directors. The Human Resources and Compensation Committee currently consists of five directors, each of whom is independent within the meaning of the Nasdaq corporate governance rules, National Policy 58-201 – Corporate Governance Guidelines and the Exchange Act (collectively, the “Applicable Rules”), and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are Messrs. Sgro and Gouin and Mses. Bueschkens, Lethbridge and Rubenstein. Mr. Sgro serves as the chair of the committee. In determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources and Compensation Committee has direct experience relevant to their responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include (but are not limited to):

•	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

•

considering recommendations from the Chief Executive Officer concerning the hiring and termination of senior executives, and ensuring that the Chief Executive Officer engages senior management with the necessary skills, knowledge, and experience to manage Algoma’s affairs in a sound and responsible manner;

•

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

•

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other executive officers of the Company (including, but not limited to, members of the executive management group), including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

•	recommending awards under the incentive compensation and equity-based compensation plans of Algoma;

•	approve and monitor compliance with any share ownership guidelines of the Company that are applicable to executive officers or directors; and

•

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate.

Further particulars of the process by which compensation for our executive officers is determined is provided under “Compensation – Compensation Governance – Principal Elements of Compensation”.

Overview

The compensation discussion and analysis below sets out our philosophy for compensating our executive officers, and explains how our policies and practices implement that philosophy.

We are led by an experienced management team with vast industry knowledge and a deep understanding of client needs. The senior management team, combined, have decades of experience working in the steel industry.

The following discussion describes the significant elements of the compensation of our Chief Executive Officer, Chief Financial Officer, Senior Vice President – Production, Vice President – Strategy & Chief Legal Officer, and Vice President – Strategic Transformation (collectively, the “Named Executive Officers” or “NEOs”) during the nine-month period ended December 31, 2024. They were:

•	Michael Garcia, Chief Executive Officer;

•	Rajat Marwah, Chief Financial Officer;

•	John Naccarato, Vice President – Strategy & Chief Legal Officer;

•	Michael Panzeri, Senior Vice-President, Production; and

•	Mark Nogalo, Vice President – Strategic Transformation.

Compensation Discussion and Analysis

The compensation discussion and analysis below sets out our philosophy for compensating our executive officers and Directors, and explains how our policies and practices implement that philosophy.

Compensation Objectives

To succeed in the North American steel industry and to achieve its business and financial objectives, Algoma needs to attract, retain and motivate a highly talented team of executive officers. Algoma’s compensation philosophy is designed to align the compensation provided to its executives, including the NEOs, with the achievement of business objectives, while also enabling Algoma to attract, motivate and retain individuals who contribute to Algoma’s long-term success. The Board seeks to compensate executive officers by combining short-term cash and long-term equity incentives. Its focus is to reward the achievement of corporate performance objectives, and to align executive officers’ incentives with the Company’s performance. The Company’s philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component in order to align the interests of the Company’s executive officers with those of its shareholders.

We have designed our executive officer compensation program to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and a strong pay-for-performance relationship.

We will continue to evaluate our philosophy and compensation program as circumstances require and will continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in the Company’s business and industry.

In addition, we also understand that our Shareholders have a meaningful interest in our executive compensation practices and believe that our Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board and the Human Resources and Compensation Committee have used to make executive compensation decisions. As a result, the Board and the Human Resources and Compensation Committee have implemented a “Say on Pay” vote at the Meeting, offering Shareholders an opportunity to cast an advisory and non-binding vote on Algoma’s approach to executive compensation.

Compensation Consultant

In Fiscal 2024 and the nine-month period ended December 31, 2024, the Human Resources and Compensation Committee engaged Meridian Compensation Partners (“Meridian”), an independent consulting firm, to provide services in connection with executive officer and director compensation matters, including, among other things, to:

•	provide advice on the Company’s compensation peer group for the purposes of benchmarking executive pay;

•	benchmark executive pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within the same industry;

•	review relevant corporate governance policies;

•	provide commentary on the competitiveness of the executive and director compensation program, including incentive design;

•	develop annual and long-term compensation program structures; and

•	provide market data on director compensation matters.

The Human Resources and Compensation Committee considered the information provided by Meridian and the recommendations it made in connection with the above. However the decisions made regarding final compensation were made by, and are the responsibility of, the Board, on recommendation of the Human Resources and Compensation Committee.

The following table summarizes the fees billed by Meridian in respect of services provided to the Company in the nine-month period ended December 31, 2024 and Fiscal 2024:

	The nine-month period ended December 31, 2024	The twelve-month period ended March 31, 2024 “Fiscal 2024”

Executive Compensation-Related Fees	$104,511	$197,166

All Other Fees	Nil	Nil

Meridian does not provide any services to the Company other than directly to the Human Resources and Compensation Committee (or as approved and overseen by the Human Resources and Compensation Committee). Periodically, Meridian is engaged by the Nominating & Corporate Governance Committee to review Board governance related issues.

Peer Group

As part of its engagement with Meridian, the Committee has determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies, as of the date hereof:

• Algoma Central Corporation	• Allegheny Technologies Incorporated	• Arch Resources, Inc.

• Canfor Pulp Products Inc.	• Carpenter Technology Corporation	• Century Aluminum Company

• Commercial Metals Company	• GrafTech International Ltd.	• Haynes International Inc.

• Mattr Corp. (formerly Shawcor)	• Mettalus (formerly TimkenSteel)	• Olympic Steel, Inc.

• Peabody Energy Corporation	• Russel Metals Inc.	• Schnitzer Steel Industries, Inc.

• Stelco Holdings Inc.	• Warrior Met Coal, Inc.	• Western Forest Products Inc.

The Human Resources and Compensation Committee intends to continue to use both a compensation peer group and size- and industry-appropriate survey data to inform annual compensation decisions. In anticipation of the annual compensation review process for our NEOs, the peer group and survey data size ranges will be revisited annually to ensure alignment with our profile.

Principal Elements of Compensation

The following discussion supplements the more detailed information concerning executive compensation provided below under “Compensation in the nine-month period ended December 31, 2024” and “Summary Compensation Table – Named Executive Officers”.

The compensation of the NEOs includes three principal elements: (i) base salary; (ii) short-term incentives; and (iii) long-term incentives, which may consist of options, RSUs and PSUs granted under the Omnibus Incentive Plan (and currently consists of RSUs and PSUs), each as described in further detail below. Perquisites and personal benefits are generally not a significant element of compensation of our executive officers.

Our target pay mix for senior executives is strongly performance-based and strongly at-risk (81% at-risk for the CEO and 67% at-risk for the other NEOs, on average):

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features

Base Salary	Cash	• Provides appropriate fixed compensation to assist in retention and recruitment • Rewards skills, knowledge and experience

• Determined by considering the total individual compensation package and our overall compensation philosophy

• Factors considered include scope or breadth of responsibilities, competencies and prior relevant experience, market demand and compensation paid in the market for similar positions

• Adjustments determined annually based on success in meeting or exceeding individual objectives and market competitiveness

• Adjustments may be made throughout the year as warranted to reflect promotions, scope or breadth of role or responsibility and to maintain market competitiveness

Short-Term Incentives	Cash

• Motivates executives to achieve strategic business and financial objectives of the Company, particularly annual financial performance targets

• Rewards financial and strategic achievements of the Company as well as, where applicable, the individual contribution to the Company’s performance

• Annual bonuses (or “VCIP” payments) determined in accordance with the VCIP (based on overall corporate performance and performance of key strategic objectives)

Long-Term Incentives	40% RSUs and 60% PSUs	• Provides executive management with a strong link to long-term corporate performance and the creation of Shareholder value, both in the underlying share price and in the relative total	• Variable element of compensation • Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features
shareholder return metric of the PSUs • Assists in retention of successful executives and recruitment of employees

• Human Resources and Compensation Committee and Board determine structure in terms of quantum and instrument mix

• The principal factor is based on relative TSR as a comprehensive performance measure for long-term executive incentives, aligning their interests with shareholder value through a combination of capital gains and dividends over a specified period. TSR is measured over a cumulative three year period relative to our peer group, ensuring that executive performance is benchmarked against industry standards and best practices, thereby driving competitive excellence over the long term.

Compensation Risk

The Human Resources and Compensation Committee and Nominating and Governance Committee are responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. The Human Resources and Compensation Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. The Human Resources and Compensation Committee’s oversight includes setting objectives, evaluating performance and ensuring that total compensation paid to our NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

We have certain policies and procedures in place to mitigate any risk associated with our compensation program, including the following:

•

The Company’s insider trading policy (the “Insider Trading Policy”) provides that all Directors, officers and employees of the Company and any of its subsidiaries, and their respective associates (including immediate family members who reside in the same home as that person) are prohibited from (i) selling “short” any of the Company’s securities; (ii) purchasing or selling puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) engaging in hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; or (iv) purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or common shares of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such person as compensation or held directly or indirectly by such person.

•

A substantial portion of executive pay is delivered through long-term incentives, which focuses executives on sustained, long-term Shareholder value creation. Although discretionary, long-term incentives are expected to be awarded annually, with overlapping vesting periods, ensuring that executives remain exposed to the longer-term risks of their decision making through unvested equity incentives.

•

RSUs and PSUs typically vest over a period of time. In addition, RSUs and PSUs become eligible to vest based on the fulfillment of certain employment and, in the case of PSUs, performance metrics. One component of PSU vesting is based on three-year relative TSR goals, which further mitigates against the potential for inappropriate short-term risk-taking.

•

The Human Resources and Compensation Committee has discretion over the incentive awards granted to the executive team, thereby providing oversight of the total value awarded. In addition, the Board evaluates and approves the compensation packages for each of the NEOs that are recommended by the Human Resources and Compensation Committee each year, which provides a further level of oversight.

•

The Human Resources and Compensation Committee reviews the compensation program currently in place to identify any risks related to compensation. This review is performed by the Committee’s consultant annually.

The Human Resources and Compensation Committee has not identified any risks from the Company’s compensation practices or policies that are likely to have a material adverse effect on the Company.

Clawback Policy

The Company implemented a clawback policy in November 2023 (the “Clawback Policy”), compliant with the current requirements of Nasdaq, which applies to all of its executive officers. Under the terms of the Clawback Policy, in the event of a restatement of our financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws, the Committee shall take reasonably prompt action to cause the Company to recover from any covered executive the amount of any incentive compensation granted, earned or paid within the three preceding completed fiscal years, to the extent the value of such compensation was in excess of the amount of incentive compensation that would have been granted, earned or vested had the financial statements been in compliance with the financial reporting requirements. Each executive officer, including our NEOs and former executive officers, are considered “covered executives” for purposes of the Clawback Policy.

Share Ownership Guidelines

In Fiscal 2024, to align the interests of the Company’s Directors and executives with those of the Shareholders, the Human Resources and Compensation Committee adopted share ownership guidelines applicable to Directors and executives. These guidelines are summarized in the table below:

Participant	Guideline

Chief Executive Officer	5X base salary

Chief Financial Officer Chief Legal Officer Senior Vice-President, Production	2X base salary

Participant	Guideline

Other Executives	1X base salary

Non-Executive Directors	4X base annual cash retainer (US$440,000)

The relative position of each executive officer and Director with respect to the share ownership guidelines as of December 31, 2024 is outlined in the following table:

Name	Share Ownership Guideline	Equity Ownership Requirement ($)	Total Equity Ownership			Value of Equity Ownership, Relative to Requirement
			Share Units ($) (a)	ASTL Shares ($) (b)	Total (a)+(b)

Michael Garcia Chief Executive Officer	5X	$5,503,795	$4,183,449	$586,501	$4,769,951	87%

Rajat Marwah Chief Financial Officer	2X	1,087,524	9,193,260	72,271	9,265,531	852%

John Naccarato Vice-President, Strategy and Chief Legal Officer	2X	1,009,800	9,142,348	275,096	9,417,444	933%

Michael Panzeri Senior Vice- President, Production	2X	1,193,400	732,998	–	732,998	61%

Mark Nogalo Vice-President, Strategic Transformation	1X	425,000	7,648,042	56,664	7,704,705	1813%

Andrew Harshaw Director and Chair of the Board	4X	633,116	1,640,398	–	1,640,398	259%

Mary Anne Bueschkens Director	4X	633,116	792,062	–	792,062	125%

Sean Donnelly Director	4X	633,116	156,743	–	156,743	25%

James Gouin Director	4X	633,116	844,482	–	844,482	133%

Ave Lethbridge Director	4X	633,116	910,401	–	910,401	144%

Sanjay Nakra Director	4X	633,116	606,911	–	606,911	96%

Name	Share Ownership Guideline	Equity Ownership Requirement ($)	Total Equity Ownership			Value of Equity Ownership, Relative to Requirement
			Share Units ($) (a)	ASTL Shares ($) (b)	Total (a)+(b)

Eric Rosenfeld Director	4X	633,116	1,516,140	29,537,685	31,053,825	4905%

Gale Rubenstein Director	4X	633,116	825,790	–	825,790	130%

David Sgro Director	4X	633,116	774,975	6,803,699	7,578,675	1197%

Notes:

(1)

Valuations reflect individual holdings, calculated by multiplying the sum of the units and shares by the TSX 5-day VWAP on December 31, 2024 ($C13.96). The director ownership requirement is a multiple of the cash retainer ($US 110,000; factored for the average exchange rate for the nine-month period April 1, 2024 to December 31, 2024 using the Bank of Canada rate of $1 USD = $1.4389 CAD).

The ownership position value is determined as the number of eligible shares held multiplied by the VWAP of the Shares for the previous five business days on the Toronto Stock Exchange (TSX) or Nasdaq. Base salary is the current annual salary rate of the executive at any time it is required to be used in calculations under the share ownership guidelines.

Once a Director or executive has reached the minimum requirement, it is expected that the Director or executive will retain at least the minimum level of ownership and not intentionally take action(s) that lead them to fall below the minimum threshold by selling shares on the open market. The Human Resources and Compensation Committee will use discretion in the assessment of maintenance of this ownership level in the event of subsequent share price fluctuations, including the impact to share price from the announcement of US tariffs on steel imports in early 2025. As Algoma uses a valuation methodology that assesses ownership value based on market price, this will lead to greater volatility in ownership levels relative to companies that use a “higher of market or acquired cost” basis for valuation.

For the purposes of calculating ownership under the share ownership guidelines, eligible shares include those held by a Director or executive and/or his/her spouse, children or a trust established for the benefit of those individuals. The shares may be held in an RRSP, 401(k) Plan, or investment accounts in which it is clear that the eligible shares were purchased by the executive, director, or a family member named above.

Eligible shares include the Company’s common shares, 100% of unvested RSUs, 100% of earned but unvested PSUs and 100% of DSUs granted under the Company’s long-term incentive plans. Unearned unvested performance awards are not included in the definition of share ownership.

Directors and executives are expected, at a minimum, to make regular and consistent progress towards the individual holding requirements and be compliant with the share ownership guidelines. Directors and executives must follow the requirements set out in the paragraph below until 100% of their ownership level is met. Sales of Shares prior to meeting the minimum share ownership requirements is prohibited. Purchases and sales of Shares must be reported within five days of the transaction to the Corporate Secretary as per the Insider Trading Policy.

To the extent an executive has not met their ownership requirements, upon receiving the cash payout of any type of long-term incentive share unit grant (i.e. PSUs or RSUs), the executive is required to use fifty (50) percent of the long-term incentive payment (net of taxes and fees) to buy the Company’s shares in the open market within 30 calendar days following the payout to add to their existing share ownership holding or retain the equivalent fifty (50) percent of settlement of shares. The ownership position value is determined annually, within 120 days following the end of a fiscal year, unless otherwise agreed to by the Human Resources and Compensation Committee, based on the greater weighted average close price of the Shares for the previous 5 business days on the Toronto Stock Exchange (TSX) or Nasdaq.

To support these requirements, the human resources department of the Company will inform Directors and executives of the dollar amount of net proceeds that must be directed to Share purchases, the deadline to purchase Shares, and the deadline to report Share purchases (if applicable).

Should personal circumstances create a significant barrier to achievement of the ownership position for any Director or executive, the Chief Executive Officer, for executives, and the Chair of the Board, for Directors, will consider the circumstances as appropriate and inform the Human Resources and Compensation Committee.

The human resources department of the Company will administer the share ownership guidelines. A report on ownership level will be provided to each Director and executive, and to the Human Resources and Compensation Committee, on an annual basis. The Nominating and Corporate Governance Committee reserves the authority to alter, amend, interpret or cancel the share ownership guidelines so as to maintain the best interests of the Company.

Compensation – Named Executive Officers

Compensation in the nine-month period ended December 31, 2024

The total compensation amounts earned by the NEOs in respect of the nine-month period ended December 31, 2024 are set out in the table below under “Summary Compensation Table – Named Executive Officers”. The following sections provide details on each of the elements of compensation actually earned in respect of the nine-month period ended December 31, 2024.

Base Salary

Annual base salaries of the NEOs of the Company in respect of the nine-month period ended December 31, 2024 were as follows.

Name and Principal Position	Annual Base Salary in Fiscal 2024	Current Annual Base Salary

Michael Garcia Chief Executive Officer	US$750,000	US$765,000(1)

Rajat Marwah Chief Financial Officer	$533,100	$543,762

John Naccarato Vice President – Strategy and Chief Legal Officer	$495,000	$504,900

Mark Nogalo Vice President – Strategic Transformation	$400,000	$425,000

Name and Principal Position	Annual Base Salary in Fiscal 2024	Current Annual Base Salary

Michael Panzeri Senior Vice President, Production	$585,000	$596,700

Notes:

(1)	Being C$1,058,454, converted from US to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

Base salaries for NEOs were generally adjusted 2% (except for Mr. Nogalo, whose salary was increased by 6% to align his compensation with what is considered market for his role) effective April 1, 2024.

Short-Term Incentives

Annual bonuses were determined in accordance with the VCIP, based on a combination of financial and non-financial metrics. The metrics relating to compensation were defined prior to the decision taken to change the fiscal year and so are outlined for the twelve-month period ending March 31, 2025. Algoma achieved 20% on the corporate metrics (EBITDA, Shipments, Cash Flow, Safety, Environment and EAF; collectively, the “Corporate Scorecard”), with performance measured against the Board approved targets and thresholds as set out in the table below.

	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	Actual	Payout

EBITDA	15%	$241M	$293M	$345M	$(141)M(2)	0%

Operating Cash Flow	15%	$166M	$218M	$270M	$(26)M(2)	0%

Prime Shipments (KNT)	10%	2,048	2,124	2,200	1,957	0%

Total Plate Shipments (KNT)	10%	356	378	400	311	0%

Safety (Lost Time Injury Ratio)	10%	0.20	0.15	0.07	0.32	0%

Environment (Spills)	5%	1	N/A	0(3)	0	7.5%

EAF Goals(1)	35%	Targets are competitively sensitive information				12.5%

Total	100%					20%

Notes:

(1)	EAF goals related to construction timeline and capital budget goals.
(2)	EBITDA and Cash Flow from Operations exclude any insurance proceeds.
(3)	The maximum performance boundary for environmental goals was approved by the Board to be set at 150%, rather than at 200%.

For the 12-month period ending March 31, 2025, our VCIP calculation for executives resulted in an overall payout score of 20% of target. The below-target payout reflects financial and operating performance that fell short of the Company’s expectations for the year, driven by industry pricing and other macroeconomic headwinds. These lower than optimal results were offset by stronger environmental performance and the execution of key EAF strategic milestones related to the construction of the EAF. The results acknowledge a continued successful transformation of the business in light of industry and macroeconomic headwinds.

Sixty-five (65%) per cent of the total annual bonus payout for the CEO and other NEOs was based on the successful achievement of established corporate goals for financial, safety, and environmental performance, with the remainder based on the attainment of key milestones in the execution of the EAF transformation initiative. The Committee placed a thirty-five (35%) emphasis on EAF goals given the importance of the EAF to the future strategy of the Company as a green steel producer. This dual-focused incentive structure is designed to align executive performance with our strategic priorities, ensuring that leadership efforts drive both financial excellence and the advancement of our transformative projects.

The performance-based annual bonuses, calculated pro rata for the nine-month period ended December 31, 2024 are summarized in the table below:

Name and Principal Position	Target Annual Incentive as a Percentage of Base Salary	Target Annual Incentive (based on actual Base Salary Earned in the nine- month period ended December 31, 2024)	Total Bonus Payout Factor as a Percentage of Target	Total Bonus Earned(1)

Michael Garcia Chief Executive Officer	115%	$907,785(2)	20%	$181,557(2)

Rajat Marwah Chief Financial Officer	80%	$326,257	20%	$65,251

John Naccarato Vice President – Strategy and Chief Legal Officer	80%	$302,940	20%	$60,588

Mark Nogalo Vice President – Strategic Transformation	80%	$255,000	20%	$51,000

Michael Panzeri Senior Vice President, Production	80%	$358,020	20%	$71,604

Notes:

(1)	Short-term annual incentives in respect of the nine-month period ended December 31, 2024 were paid to each of the NEOs following the end of the nine-month period ended December 31, 2024.
(2)	Converted from U.S. dollars to Canadian dollars using the Bank of Canada average exchange rate for the period from April 1, 2024 to December 31, 2024, being US$1 to C$1.3768.

Long-Term Incentives

In the nine-month period ended December 31, 2024, long-term incentives were granted to NEOs in the form of RSUs with 3-year vesting (40% of mix) and PSUs with a 3-year performance period (60% of mix). The maximum number of Shares which may become issuable upon achieving maximum performance on the PSUs (above 75th percentile performance relative to the “TSR Performance Group”, being a 10- company peer group of North American companies with strong share price correlation to the Company and similar business profiles, referenced below) is 200% of the PSUs originally granted. No Shares are issuable unless the threshold achievement of the 25th percentile is achieved.

The three-year performance period for the PSUs granted in June 2024 starts April 1, 2024 and ends March 31, 2027. With our change in fiscal year end to December 31, the PSUs granted in March of 2025 will have a performance period that runs from January 1, 2025 to December 31, 2027, measured against the “TSR Performance Group”, being a 10-company peer group of North American companies with strong share price correlation to Algoma and similar business profiles, using the following payout scale:

TSR Performance	Payout

<25th Percentile	0%

25th Percentile	50%

50th Percentile	100%

75th Percentile	200%

>75th Percentile	200%

TSR Performance Group (n=10)
•	Cleveland-Cliffs Inc.
•	Steel Dynamics Inc.
•	Nucor Corporation
•	Schnitzer Steel Industries, Inc.
•	Olympic Steel Inc.
•	Ternium S.A.
•	Russel Metals Inc.
•	Metallus Inc. (TimkenSteel)
•	Worthington Steel Inc.
•	Commercial Metals Company

In connection with the grants of equity-based awards, the Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board based on a variety of input factors, such as market data provided by Meridian.

The total equity-based awards granted to each NEO in the nine-month period ended December 31, 2024 under the Omnibus Incentive Plan is as follows:

Name and Principal Position	Share-based awards(1)	Value of Share-based awards(2)

Michael Garcia Chief Executive Officer	338,286	$3,374,843

Rajat Marwah Chief Financial Officer	76,309	$761,281

John Naccarato Vice President – Strategy and Chief Legal Officer	70,854	$706,861

Mark Nogalo Vice President – Strategic Transformation	29,821	$297,503

Michael Panzeri Senior Vice President, Production	83,737	$835,385

Notes:

(1)

This amount represents the number of units of PSUs and RSUs granted under the Omnibus Incentive Plan, reflecting the 100% target as determined by the long-term incentive performance measurements defined above.

(2)

This amount represents the value of PSUs and RSUs granted under the Omnibus Incentive Plan in the nine-month period ended December 31, 2024, in each case multiplied by the VWAP (C$9.9763) on the award date (June 18, 2024).

Omnibus Incentive Plan Awards

The Company has adopted an Omnibus Incentive Plan which allows our Board to grant long-term equity-based awards, including options, RSUs, PSUs and DSUs to eligible participants. The purpose of the Omnibus Incentive Plan is to, among other things, (a) provide the Company with a mechanism to attract, retain and motivate qualified Directors, officers, employees and consultants of the Company, including its subsidiaries, (b) reward Directors, officers, employees and consultants that have been granted awards under the Omnibus Incentive Plan for their contributions toward the long-term goals and success of the Company, and (c) enable and encourage such Directors, officers, employees and consultants to acquire Shares as long-term investments and proprietary interests in the Company. The material features of the Omnibus Incentive Plan, including the types of awards granted thereunder, are summarized under “Equity Incentive Plans – Omnibus Incentive Plan”.

Prior to adoption of the Omnibus Incentive Plan, Algoma Steel Holdings Inc., a wholly-owned subsidiary of the Company, adopted a long-term incentive plan on May 13, 2020 (the “Legacy Incentive Plan”), pursuant to which certain LTIP awards (the “LTIP Awards”) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates. Algoma’s Named Executive Officers were generally awarded an initial grant of LTIP Awards in connection with their commencement of employment with Algoma. In connection with the completion of the merger (the “Merger”) by a subsidiary of the Company with Legato Merger Corp. in October 2021, each outstanding LTIP Award that had vested was exchanged for a replacement LTIP Award (the “Replacement LTIP Awards”). Each Replacement LTIP Award may be exchanged for one Share of the Company at a nominal exercise price of approximately $0.01. The Legacy

Incentive Plan was discontinued following the Merger and no additional LTIP Awards will be issued under the Legacy Incentive Plan. For further information regarding the Legacy Incentive Plan, see “Equity Incentive Plans – Legacy Incentive Plan”.

In addition, in connection with the Merger, certain Shareholders and each holder of Replacement LTIP Awards (including certain NEOs) were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain conditions were met as at December 31, 2021 and thereafter (the “Earnout Rights”). Each Earnout Right represents the right to receive one Share of the Company.

As at December 31, 2021, all requisite conditions were satisfied in respect of the Earnout Rights held by non-management Shareholders. On February 9, 2022, the Company issued 35,883,692 Shares in connection with the Earnout Rights granted to non-management Shareholders. As at December 31, 2024, 694,547 Earnout Rights held by holders of Replacement LTIP Awards remained outstanding, vested, and unrestricted.

Performance Graphs

The graphs below compare the cumulative total Shareholder return (“TSR”) of (i) C$100 invested in Algoma Shares on the TSX with the cumulative total return of the S&P/TSX Composite Index and (ii) US$100 invested in Algoma Shares on Nasdaq with the cumulative total return of the Nasdaq 100 Index for the period the Company has been a reporting issuer (from October 20, 2021 to December 31, 2024). During this period, the cumulative TSR for $100 invested in Algoma Shares was $97 on TSX, as compared to $117 for the S&P/TSX Composite Index, and was US$83 on Nasdaq, as compared with US$137 for the Nasdaq 100 Index.

Over the same timeframe, results on the Company’s Corporate Scorecard (which drive a portion of the Company’s short-term incentives) have directionally aligned with the Company’s Share price performance. In addition, as all of Algoma’s long-term incentive awards are in the form of equity, the value of which aligns with the Company’s financial performance and the value of its equity over the lifetime of the award, the value realized and the realizable value of these awards, rather than their grant date value, is tied directly to Algoma’s Share price. The PSUs issued in Fiscal 2025 are linked 100% to relative TSR and pay out in relation to the Company’s Share price performance. The value of the PSUs and RSUs precisely track the underlying value of the Shares, so there is significant alignment with Share price performance over the same timeframe.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned by the NEOs in respect of the nine-month period ended December 31, 2024 (referred to in the following table as “2024a”), Fiscal 2024, or Fiscal 2023.

					Non-equity incentive plan compensation

Name and Principal Position	Fiscal Year	Salary ($)(1)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)(3)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)(4)	Total compensation ($)

Michael Garcia Chief Executive Officer	2024a	789,387	3,374,836(2)	–	181,557	–	22,394	183,550(7)	4,553,689

	2024	1,011,569	3,026,250	–	1,281,602	–	34,060	227,651	5,581,132

	2023	839,372	1,694,564	–	250,185	–	30,780	148,771	2,963,672

Rajat Marwah Chief Financial Officer	2024a	407,822	761,267(2)	–	65,251	–	25,382	159,900(8)	1,418,607

	2024	533,100	373,170	–	472,806	–	33,254	172,199	1,584,529

	2023	440,000	149,138	–	141,680	–	30,780	158,187	919,785

John Naccarato(6)(7) Vice President – Strategy and Chief Legal Officer	2024a	378,675	708,860(2)	–	60,588	–	22,240	171,096(9)	1,341,586

	2024	505,000	346,500	–	447,885	–	32,077	265,318	1,596,779

	2023	417,091	135,566	–	134,303	–	30,780	175,192	892,932

Mark Nogalo Vice President – Strategic Transformation	2024a	318,750	297,500(2)	–	51,000	–	(11,000)	121,696 (10)	777,946

	2024	400,000	280,000	–	354,760	–	45,600	143,726	1,224,086

	2023	345,000	116,938	–	96,600	–	30,180	133,565	722,282

Michael Panzeri(5) Senior Vice President – Production	2024a	447,525	835,380(2)	–	71,604	–	26,640	100,288(11)	1,479,164

	2024	493,859	344,429	–	438,003	–	39,371	180,967	1,496,629

	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	This amount represents the base salary earned by each NEO.
(2)

This amount represents the number of PSUs and RSUs granted under the Omnibus Incentive Plan in the nine-month period ended December 31, 2024, in each case multiplied by the VWAP (C$9.9763) on the award date (June 18, 2024).

(3)	This amount represents Total Bonus Earned. See also “Compensation – Named Executive Officers – Compensation in the nine-month period ended December 31, 2024 – Short-Term Incentives”.
(4)

This amount also includes the dividend equivalent RSUs, PSUs, and Replacement LTIP Awards, as applicable, credited in respect of the quarterly dividends paid. The dividend equivalent awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of equity awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(5)	The above table does not include information concerning the ownership of Shares or warrants beneficially owned by Mr. Naccarato, which is described under “About the Nominees” above.
(6)

Mr. Panzeri joined the Company May 29, 2023. The salary and other compensation elements reported in 2024 are calculated on the basis of his actual earned income for the ten-month period ended March 31, 2024.

(7)

Reflects dividend equivalents accrued on share-based compensation awards (the nine-month period ended December 31, 2024: C$163,419), an automobile allowance, group term insurance premiums and an allowance for personal protective equipment.

(8)

Reflects dividend equivalents accrued on share-based compensation awards (the nine-month period ended December 31, 2024: C$155,259), group term insurance premiums and an allowance for personal protective equipment.

(9)

Reflects dividend equivalents accrued on share-based compensation awards (the nine-month period ended December 31, 2024: C$152,955), a housing allowance, group term insurance premiums and an allowance for personal protective equipment.

(10)

Reflects dividend equivalents accrued on share-based compensation awards (the nine-month period ended December 31, 2024: C$120,694), group term insurance premiums and an allowance for personal protective equipment.

(11)

Reflects a gross-up amount payable to Mr. Panzeri per the terms of his employment agreement which guarantees a ‘minimum base net income’ (the nine-month period ended December 31, 2024: C$67,800). The amount also includes dividend equivalents accrued on share-based compensation awards (C$31,486) group term insurance premiums and an allowance for personal protective equipment.

Outstanding Share Based Awards and Option Based Awards – Named Executive Officers

The following table describes the outstanding Share-based awards held by NEOs as at December 31, 2024. No option-based awards were granted by the Company in the nine-month period ended December 31, 2024, Fiscal 2024, or Fiscal 2023.

These represent the RSUs and PSUs awarded to the Company’s NEOs under the Omnibus Incentive Plan, granted and outstanding up to the nine-month period ended December 31, 2024, and Replacement LTIP Awards and Earnout Rights granted to the NEOs in accordance with the terms of the Legacy Incentive Plan and in connection with the Merger, respectively, each as discussed above.

OPTION-BASED AWARDS					SHARE-BASED AWARDS

Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards ($)(1)	Number of underlying Shares that have vested (#)	Market or payout value of vested Share-based awards not paid out or distributed ($)(2)

Michael Garcia Chief Executive Officer	–	–	–	–	712,489	$5,279,543	–	$–

Rajat Marwah Chief Financial Officer	–	–	–	–	144,146	$1,068,122	607,518	$4,501,708

John Naccarato Vice President – Strategy and Chief Legal Officer	–	–	–	–	133,843	$991,777	607,518	$4,501,708

Mark Nogalo Vice President – Strategic Transformation	–	–	–	–	63,517	$470,661	520,731	$3,858,617

Michael Panzeri Senior Vice President, Production	–	–	–	–	154,693	$1,146,275	–	$–

Notes:

(1)

This amount represents RSUs and PSUs awarded to the NEOs, inclusive of dividend equivalents, up to the nine-month period ended December 31, 2024, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share. Earned units will vest according the schedule determined for each program year, those vesting dates being (i) March 31, 2026 and (ii) March 31, 2027, subject to other conditions of vesting as set out in the applicable award agreements.

(2)

This amount represents Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger (inclusive of dividend equivalents), determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share.

Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers

Name	Option based awards – value vested during the year ($)	Share-based awards – value earned during the year ($)	Share-based awards – value vested during the year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)

Michael Garcia Chief Executive Officer	–	$2,583,650	$1,306,410	$181,557

Rajat Marwah Chief Financial Officer	–	$582,807	$160,973	$65,251

John Naccarato Vice President – Strategy and Chief Legal Officer	–	$541,149	$146,321	$60,588

Mark Nogalo Vice President – Strategic Transformation	–	$227,760	$126,206	$51,000

Michael Panzeri Senior Vice President, Production	–	$639,538	–	$71,604

Notes:

(1)

This amount represents the value of share-based awards including award unit grants and accumulated dividend equivalents that vested on December 15, 2024. The vested award units and accumulated dividend equivalents from the omnibus grant from the fiscal year ended March 31, 2023 were settled as shares, valued at C$14.45 per unit.

(2)	This amount represents the cash annual bonus earned in the nine-month period ended December 31, 2024, which was awarded on a discretionary basis.

Employment Agreements – Named Executive Officers

We have entered into an employment agreement with each of our NEOs, pursuant to which each of the NEOs serves in their respective positions for an indefinite term. A summary of certain of the current terms of the agreements follows.

Under his employment agreement, effective June 1, 2022, as amended, Mr. Garcia is entitled to an annual base salary of US$750,000 (as adjusted from time to time per his agreement). For the nine-month period ended December 31, 2024, and effective April 1, 2024, is entitled to an annual base salary of US$765,000 (C$1,058,454, calculated using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836). Mr. Garcia is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 115% of his annual base salary, and annual equity incentive bonus targeted at 325% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended, Mr. Marwah was entitled to an annual base salary of $533,100 (as adjusted from time to time per his agreement). For the nine-month period ended December 31, 2024, and effective April 1, 2024, is entitled to an annual base salary of $543,762. Mr. Marwah is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 80% of his annual base salary, and annual equity incentive bonus targeted at 140% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended, Mr. Naccarato was entitled to an annual base salary of $495,000 (as adjusted from time to time per his agreement). For the nine-month period ended December 31, 2024 and, effective April 1, 2024, is entitled to an annual base salary of $504,900. Mr. Naccarato is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 80% of his annual base salary, and annual equity incentive bonus targeted at 140% of his annual base salary.

Under his employment agreement, effective July 1, 2023, as amended, Mr. Panzeri was entitled to an annual base salary of $585,000 (as adjusted from time to time per his agreement). For the nine-month period ended December 31, 2024 and, effective April 1, 2024 is entitled to an annual base salary of $596,700. Mr. Panzeri is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 80% of his annual base salary, and annual equity incentive bonus targeted at 140% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended, Mr. Nogalo was entitled to an annual base salary of $400,000 (as adjusted from time to time per his agreement). For the nine-month period ended December 31, 2024 and, effective April 1, 2024 is entitled to an annual base salary of $425,000. Mr. Nogalo is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 80% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Payments upon Termination Without Cause or on a Change of Control

The following table provides an estimate of the payments payable by the Company to each of the NEOs, assuming a termination without cause taking place on December 31, 2024:

Name and Principal Position	Termination Payment	Short-Term Incentive Awards	Vesting of Share-Based Compensation(1)	Employee Benefits	Total

Michael Garcia Chief Executive Officer	$1,058,454(2)	$182,583(2)	–	$129,480(2)	$1,370,517(2)

Rajat Marwah Chief Financial Officer	$1,087,524	$65,251	$4,501,708	$52,633	$5,707,117

John Naccarato Vice President – Strategy and Chief Legal Officer	$1,009,800	$60,588	$4,501,708	$59,055	$5,631,152

Mark Nogalo Vice President – Strategic Transformation	$850,000	$51,000	$3,858,609	$10,625	$4,770,235

Michael Panzeri Senior Vice President, Production	$596,700	$71,604	–	$39,548	$707,852

Notes:

(1)

Share-based compensation includes RSUs and PSUs granted under the Company’s Omnibus Incentive Plan. The value of vesting RSUs and PSUs has been determined based on the $7.41 closing price of Common Shares on the TSX on May 1, 2025.

(2)	Converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

The following table provides an estimate of the payments payable by the Company to each of the NEOs, assuming a termination following a change of control taking place on December 31, 2024:

Name and Principal Position	Termination Payment	Short-Term Incentive Awards	Vesting of Share- Based Compensation(1)(2)	Employee Benefits	Total

Michael Garcia Chief Executive Officer	$2,646,135(3)	$2,617,028(3)	$–	$268,140(3)	$5,531,302(3)

Rajat Marwah Chief Financial Officer	$1,359,405	$935,271	$4,501,708	$87,523	$6,883,907

John Naccarato Vice President – Strategy and Chief Legal Officer	$1,262,250	$868,428	$4,501,708	$93,945	$6,726,332

Mark Nogalo Vice President – Strategic Transformation	$1,062,500	$731,000	$3,858,609	$10,625	$5,662,735

Michael Panzeri Senior Vice President, Production	$895,050	$1,026,324	$–	$74,438	$1,995,812

Notes:

(1)

Share-based compensation includes RSUs and PSUs granted under the Company’s Omnibus Incentive Plan. On termination without cause or change of control, the NEO will be entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. The value of vesting RSUs and PSUs has been determined based on the C$7.41 closing price of Common Shares on the TSX on May 1, 2025.

(2)

Share-based compensation includes RSUs and PSUs granted under the Company’s Omnibus Incentive Plan. On termination without cause or change of control, the NEO will be entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. The value of vesting RSUs and PSUs has been determined based on the C$7.41 closing price of Common Shares on the TSX on May 1, 2025.

(3)	Converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

The payments provided upon termination under each NEO’s employment agreement are further summarized below.

Michael Garcia, Chief Executive Officer

If Mr. Garcia’s employment is terminated for cause, he will receive the sum of his accrued but unpaid base salary, earned but unused vacation pay, earned but unpaid annual bonus in respect of any fiscal year completed prior to his termination date, and reimbursement for unreimbursed business expenses properly incurred (the “Garcia Accrued Amounts”). He will also be entitled to participate in any benefits, additional perquisites and such other benefits as required by the Employment Standards Act, 2000 (the “ESA”). Mr. Garcia’s participation in all bonus or incentive plans will terminate immediately on his termination date, and he will not be entitled to any bonus or incentive (including his annual bonus) for the fiscal year in which the termination date occurs. Algoma will have no other obligations to Mr. Garcia, save and except for any obligations under the ESA.

If Mr. Garcia’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Garcia will receive, in the form of base salary continuance: (a) if his service is less than four years, 12 months’ base salary; (b) if his service is more than four years but less than 10 years, 18 months’ base salary; or (c) if his service is 10 years or more, 24 months’ base salary (the “Garcia Salary Continuance Period”). Mr. Garcia is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan.

In the event of a change of control, if Mr. Garcia’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to a lump sum severance in an amount equal to: (a) 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Garcia will further be entitled to reimbursement of reasonable moving expenses up to a maximum of US$75,000 (C$103,770, calculated using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836), in connection with the relocation of his residence from Sault Ste. Marie, Ontario to Tucson, Arizona (or its vicinity). Mr. Garcia is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. For PSUs issued in 2024, if there is a change in control prior to the final measurement date for PSU vesting, and there is accelerated vesting of the PSUs pursuant to Section 10.2(b)(i) of the Omnibus Equity Incentive Plan, then PSU vesting will be at the greater of (i) 100% and (ii) the amount that would be eligible to vest using a performance period that starts on the initial measurement date and ends on the later of (A) the date that the change in control is completed and (B) the earlier of the date on which Mr. Garcia’s employment is terminated without cause or the Corporation’s shares cease to be publicly traded.

In certain circumstances, Mr. Garcia will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Garcia Salary Continuance Period or until he obtains alternate employment, Mr. Garcia will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans.

In the event Mr. Garcia’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Garcia Accrued Amounts, if any, and any amounts that may be owing under the ESA.

Rajat Marwah, Chief Financial Officer

If Mr. Marwah’s employment is terminated for cause, he will receive the sum of his accrued but unpaid base salary, earned but unused vacation pay, earned but unpaid VCIP payments, and reimbursement for unreimbursed business expenses properly incurred (collectively, the “Accrued Amounts”). Algoma will have no other obligations to Mr. Marwah, save and except for any obligations under the ESA.

If Mr. Marwah’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Marwah will receive 24 months’ base salary (the “Salary Continuance Period”). Mr. Marwah is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan.

In the event of a change of control, if Mr. Marwah’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to a lump sum severance in an amount equal to 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Marwah is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. For PSUs issued in 2024, if there is a change in control prior to the final measurement date for PSU vesting, and there is accelerated vesting of the PSUs pursuant to Section 10.2(b)(i) of the Omnibus Equity Incentive Plan, then PSU vesting will be at the greater of (i) 100% and (ii) the amount that would be eligible to vest using a performance period that starts on the initial measurement date and ends on the later of (A) the date that the change in control is completed and (B) the earlier of the date on which Mr. Marwah’s employment is terminated without cause or the Corporation’s shares cease to be publicly traded.

In certain circumstances, Mr. Marwah will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Marwah will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Marwah will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Marwah’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

John Naccarato, Vice President – Strategy and Chief Legal Officer

If Mr. Naccarato’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Naccarato, save and except for any obligations under the ESA.

If Mr. Naccarato’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Naccarato will continue to receive his base salary during the Salary Continuance Period. Mr. Naccarato is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan.

In the event of a change of control, if Mr. Naccarato’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to a lump sum severance in an amount equal to: (a) 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Naccarato is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. For PSUs issued in 2024, if there is a change in control prior to the final measurement date for PSU vesting, and there is accelerated vesting of the PSUs pursuant to Section 10.2(b)(i) of the Omnibus Equity Incentive Plan, then PSU vesting will be at the greater of (i) 100% and (ii) the amount that would be eligible to vest using a performance period that starts on the initial measurement date and ends on the later of (A) the date that the change in control is completed and (B) the earlier of the date on which Mr. Naccarato’s employment is terminated without cause or the Corporation’s shares cease to be publicly traded.

In certain circumstances, Mr. Naccarato will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Naccarato will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans; and (c) receive a continuation of the applicable perquisites set out in his employment agreement. Mr. Naccarato will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Naccarato’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

Mark Nogalo, Vice President – Strategic Transformation

If Mr. Nogalo’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Nogalo, save and except for any obligations under the ESA.

If Mr. Nogalo’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Nogalo will continue to receive his base salary during the Salary Continuance Period. Mr. Nogalo is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan.

In the event of a change of control, if Mr. Nogalo’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to (a) 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Nogalo is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. For PSUs issued in 2024, if there is a change in control prior to the final measurement date for PSU vesting, and there is accelerated vesting of the PSUs pursuant to Section 10.2(b)(i) of the Omnibus Equity Incentive Plan, then PSU vesting will be at the greater of (i) 100% and (ii) the amount that would be eligible to vest using a performance period that starts on the initial measurement date and ends on the later of (A) the date that the change in control is completed and (B) the earlier of the date on which Mr. Nogalo’s employment is terminated without cause or the Corporation’s shares cease to be publicly traded.

In certain circumstances, Mr. Nogalo will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Nogalo will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Nogalo will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Nogalo’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

Michael Panzeri, Senior Vice-President – Production

If Mr. Panzeri’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Panzeri, save and except for any obligations under the ESA.

If Mr. Panzeri’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Panzeri will receive, in the form of base salary continuance, (a) if his service is less than four years, 12 months’ base salary; (b) if his service is more than four years but less than 10 years, 18 months’ base salary; or (c) if his service is 10 years or more, 24 months’ base salary (the “Panzeri Salary Continuance Period”). Mr. Panzeri is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan.

In the event of a change of control, if Mr. Panzeri’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to a lump sum severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Panzeri Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Panzeri is entitled to vest any earned RSUs and PSUs in accordance with the conditions of vesting as set forth in the respective award agreements and the Omnibus Incentive Plan. For PSUs issued in 2024, if there is a change in control prior to the final measurement date for PSU vesting, and there is accelerated vesting of the PSUs pursuant to Section 10.2(b)(i) of the Omnibus Equity Incentive Plan, then PSU vesting will be at the greater of (i) 100% and (ii) the amount that would be eligible to vest using a performance period that starts on the initial measurement date and ends on the later of (A) the date that the change in control is completed and (B) the earlier of the date on which Mr. Panzeri’s employment is terminated without cause or the Corporation’s shares cease to be publicly traded.

In certain circumstances, Mr. Panzeri will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Panzeri Salary Continuance Period or until he obtains alternate employment, Mr. Panzeri will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage. Mr. Panzeri will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

Burn Rate

The following table sets forth the annual burn rate, calculated in accordance with the rules of the Toronto Stock Exchange (TSX), in respect of the Omnibus Incentive Plan for the most recently completed financial years:

Plan	Fiscal 2024	The nine-month period ended December 31, 2024

Number of securities (including options) granted under the Omnibus Incentive Plan	1,093,038	1,660,153

Weighted average of outstanding Shares	103,793,360	104,304,638

Annual Burn Rate(1)	1.05%	1.59%

Notes:

(1)

The annual burn rate is calculated as follows and expressed as a percentage: number of securities (including options) granted under the specific plan during the applicable fiscal year / weighted average number of securities (including options) outstanding for the applicable fiscal year.

Pension Plan Benefits

The Company, through Algoma Steel Inc., provides a defined benefit plan (Pension Plan for Salaried Employees, registered under the PBA as number 1079896) (the “DB Plan”) and a defined contribution plan (Money Purchase Pension Plan, registered with the Financial Services Regulatory Authority of Ontario under registration number 1124106) (the “DC Plan”), to its NEOs (among other eligible employees). Algoma Steel Inc. also sponsors additional pension plans in which the NEOs are not entitled to participate.

Defined Benefit Plan

In the nine-month period ended December 31, 2024, Mr. Nogalo participated in the DB Plan, which includes certain salaried employees of the Company and is based on years of service and average earnings for a defined period prior to retirement. No other NEO participated in the DB Plan. A monthly pension is payable on an unreduced basis when the member attains age 60 and 10 years of service, and a bridge benefit is also payable from the unreduced age to age 65. The plan also contains various minimum benefit, pre-1988 member contribution benefit, grand-parenting, early retirement window and plant closure provisions that may result in a larger or earlier unreduced pension than described above in certain circumstances.

The following table provides certain information regarding the DB Plan for the nine-month period ended December 31, 2024.

Annual Benefits Payable ($)

Name and Principal Position	Number of years credited service as at December 31, 2024	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2024 ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Michael Garcia Chief Executive Officer	–	–	–	–	–	–	–	–

Rajat Marwah Chief Financial Officer	–	–	–	–	–	–	–	–

John Naccarato Vice President – Strategy and Chief Legal Officer	–	–	–	–	–	–	–	–

		Annual Benefits Payable ($)

Name and Principal Position	Number of years credited service as at December 31, 2024	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2024 ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Mark Nogalo Vice President – Strategic Transformation	35.0(1)	$126,400	$126,400	–	$1,693,200	– (2)	$(11,200)(3)	$1,682,200

Michael Panzeri Senior Vice President – Production	–	–	–	–	–	–	–	–

Notes:

(1)	Mr. Nogalo has achieved the maximum 35-year credited service threshold.
(2)	The compensatory change in the defined benefit obligation is equal to the sum of the following:

•	The value of service accrued from April 1, 2024 to December 31, 2024 ($0 for this period since Mr. Nogalo has achieved the 35 year credited service cap);

•	The impact of any difference in pensionable earnings versus the expected pensionable earnings used to determine the obligation at the beginning of the year; and

•	The impact of past service benefit changes or special termination benefits provided from April 1, 2024 to December 31, 2024, if any.

(3)	This includes interest accrued on the obligation, retirement experience other than expected, and changes in actuarial assumptions.

Defined Contribution Plan

In the nine-month period ended December 31, 2024, each of the NEOs participated in the DC Plan, which provides, with respect to non-union salaried employees, a Company contribution at 6% of base salary, and an option that such employees may elect to contribute up to 3% of their base salary, which the Company will match. The sum of all contributions by the Company and the respective employee must not exceed the income tax limit for money purchase plans in any taxation year.

The following table provides certain information regarding the accrued values under the DC Plan for the nine-month period ended December 31, 2024.

Name and Principal Position	Accumulated value as of April 1, 2024 ($)	Compensatory change ($)	Expected accumulated value as of December 31, 2024 ($)

Michael Garcia Chief Executive Officer	70,951	22,394	93,345

Rajat Marwah Chief Financial Officer	372,418	25,382	397,800

John Naccarato Vice President – Strategy and Chief Legal Officer	222,068	24,240	246,308

Mark Nogalo Vice President – Strategic Transformation	–	–	–

Name and Principal Position	Accumulated value as of April 1, 2024 ($)	Compensatory change ($)	Expected accumulated value as of December 31, 2024 ($)

Michael Panzeri Senior Vice President – Production	65,918	26,640	92,558

All Other Compensation - Benefits and Perquisites

The NEOs are, until their termination dates, eligible to participate in benefits available generally to salaried employees, including benefits under Algoma’s health and welfare plans and arrangements, and vacation pay or other benefits under Algoma’s medical insurance plan. Perquisites and benefits are not significant elements of compensation for the NEOs.

Compensation – Directors

Individual Directors add value to the Board and to the Company by bringing skills, knowledge and experiences that complement those of their colleagues, so that collectively, the Board provides diversity and balance in views and perspectives, ensuring a challenging and thoughtful exchange with management. There is an expectation that Directors will attend all meetings and will be available as needed outside of meetings. Board membership is reviewed annually to ensure the right mix and skills are present.

Our Directors’ compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the Human Resources and Compensation Committee, is responsible for reviewing and approving any changes to the Directors’ compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experiences and attention in overseeing the governance of the Company, and to align with Shareholders’ interests. The Human Resources and Compensation Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the Human Resources and Compensation considers:

•	the level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and

•	the alignment of the interests of Directors and Shareholders.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

All non-employee Directors received compensation in respect of the nine-month period ended December 31, 2024 for their service on the Board. The following table sets forth information concerning the compensation paid by the Company to each of the non-employee Directors in respect of the nine-month period ended December 31, 2024:

Position	Amount Per Year

Member of the Board(1)	US$220,000(3)

Chair of the Board	US$310,000(4)

Audit & Risk Management Committee Chair	US$25,000(5)

Other Committee Chairs(2)	US$20,000(6)

Notes:

(1)	For all members of the Board other than the chair of the Board.
(2)	For all independent Directors who serve as chairs of committees of the Board.
(3)	Being C$304,392, converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.
(4)	Being C$428,916, converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.
(5)	Being C$34,590, converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.
(6)	Being C$27,672, converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

The Chair of the Board continues to receive a temporary US$25,000/month incremental retainer to provide additional insight from experience and guidance on operational matters to senior management of the Corporation, including on-site visits in Sault Ste. Marie approximately four days every month. The Human Resources and Compensation Committee deemed the increase reasonable in the context of this additional workload and the value the chair adds in the ongoing construction of the EAF project, critical to the future success of Algoma.

As a policy, we do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The cash retainer portion of each Director’s compensation is payable quarterly in arrears. In addition, a minimum of 50% of a Director’s compensation is payable in DSUs, while Directors can elect to receive DSUs for the remaining 50%. In the nine-month period ended December 31, 2024, six (6) Directors elected to receive 50% of their annual retainers in the form of DSUs; one (1) Director elected to receive 60% of their annual retainer in the form of DSUs one (2) Directors elected to receive 75% of their annual retainer in the form of DSUs, and one (1) Director elected to receive 100% of their annual retainer in the form of DSUs.

In the nine-month period ended December 31, 2024, grants of DSUs were made annually in advance and adjusted to align the start date of the Director retainers with the date of the Company’s 2024 annual general meeting of Shareholders. All DSUs are earned and vest on a daily basis during the Director’s employment with the Company. The number of DSUs to be issued upon a Director electing to receive their cash retainers in DSUs is based on the Market Price as determined in accordance with the Omnibus Incentive Plan, being the greater of the volume-weighted average trading price of the Shares on Nasdaq (converted to Canadian dollars) or the TSX for the five trading days prior to such issuance (the “Market Price”).

Summary Compensation Table – Directors

The following table sets out information concerning the compensation earned by the Directors in respect of the nine-month period ended December 31, 2024. All dollar amounts below have been converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

Name	Fees earned(1)	Share- based awards(2)(3)	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total

Mary Anne Bueschkens	$105,854	$145,985	–	–	–	–	$251,839

Name	Fees earned(1)	Share- based awards(2)(3)	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total

Sean Donnelly	$40,944	$41,385	–	–	–	–	$82,329

James Gouin	$127,002	$137,009	–	–	–	–	$264,011

Andy Harshaw(4)	$451,666(5)	$276,527	–	–	–	–	$728,193

Ave Lethbridge	$57,021	$182,714	–	–	–	–	$239,735

Michael McQuade(4)(6)	$73,099	$211,483	–	–	–	–	$284,582

Sanjay Nakra	$114,043	$121,808	–	–	–	–	$235,851

Eric S. Rosenfeld(7)	–	$245,906	–	–	–	–	$245,906

Gale Rubenstein	$121,410	$134,112	–	–	–	–	$258,523

David D. Sgro(7)	$124,410	$133,429	–	–	–	–	$257,839

Notes:

(1)

This amount represents the cash retainer paid to each director for the nine-month period ended December 31, 2024, including fees payable for sitting on standing, ad hoc and special committees of the Board.

(2)

This amount represents the DSUs granted to the Directors as compensation for their service as Directors in the nine-month period ended December 31, 2024, representing the portion of the retainer which the applicable Director elected to be paid in the form of DSUs under the Omnibus Incentive Plan. The grant date fair value of the DSUs has been calculated in accordance with the Omnibus Incentive Plan, as the number of DSUs granted times the Market Price on the date on which value was determined for the grant.

(3)

This amount includes the dividend equivalent DSUs credited in respect of the quarterly dividends paid in the nine-month period ended December 31, 2024. The dividend equivalent awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(4)

The above table does not include information concerning the ownership of Replacement LTIP Awards beneficially owned by each of Michael McQuade and Andy Harshaw which, for Andy Harshaw, is described under “About the Nominees” above. Michael McQuade currently owns 1,127,194 Replacement LTIP Awards, with a market value of $8,352,508, determined by multiplying the number of securities by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share.

(5)

This amount includes $311,310 in additional director fees payable monthly to Mr. Harshaw at US$25,000 (C$34,590, calculated using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836) for the rendering of additional services as a director, which began on February 1, 2023.

(6)	Mr. McQuade retired from the Board of Directors effective September 25, 2024.
(7)

The above table does not include information concerning the ownership of Shares or warrants beneficially owned by each of Eric S. Rosenfeld or David D. Sgro, which is described, with respect to Messrs. Rosenfeld and Sgro, under “About the Nominees” above.

Outstanding Share Based Awards and Option Based Awards – Directors

The following table describes the outstanding Share-based awards and option-based awards held by Directors at December 31, 2024. In the nine-month period ended December 31, 2024, the Company granted a total of 136,865 DSUs to the Company’s non-employee Directors. DSUs are earned daily and vest quarterly through the year. Each DSU may be redeemed, on the settlement date, for one Share or a cash payment. As of December 31, 2024, no RSUs or PSUs had been awarded to the Directors under the Omnibus Incentive Plan. The RSUs and PSUs awarded to Mr. Garcia in his capacity as Chief Executive

Officer and Mr. McQuade, in his former capacity as Chief Executive Officer, are described under “Compensation – Compensation – Named Executive Officers” above. Michael McQuade retired from his position as a Director of Algoma on September 24, 2024.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS

Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration date	Value of unexercised in- the- money Options	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards(1)	Number of underlying Shares that have vested (#)	Market or payout value of vested Share-based awards not paid out or distributed(2)

Mary Anne Bueschkens(3)(6)(9) Director and Chair of the Nominating and Governance Committee	–	–	–	–	9,887	$73,266	46,851	$347,163

Sean Donnelly Director	–	–	–	–	8,240	$61,058	2,988	$22,142

James Gouin(4)(6) Director and Chair of the Audit & Risk Management Committee	–	–	–	–	9,176	$67,997	51,317	$380,257

Andy Harshaw(4)(5) Director and Chair of the Board and the Operations and Capital Projects Committee	–	–	–	–	18,540	$137,380	98,967	$733,347

Ave Lethbridge(5)(6) Director	–	–	–	–	12,359	$91,579	52,856	$391,664

Michael McQuade(5)(7)(8) Former Director	–	–	–	–	–	$–	1,153,939	$8,550,688

Sanjay Nakra(3)(4) Director	–	–	–	–	8,240	$61,058	35,236	$261,099

Eric S. Rosenfeld(3) Director	–	–	–	–	16,479	$122,110	92,128	$682,668

Gale Rubenstein(3)(6) (9) Director	–	–	–	–	8,988	$66,602	50,166	$371,729

David D. Sgro(5)(6) Director and Chair of the Human Resources and Compensation Committee	–	–	–	–	8,988	$66,602	46,526	$344,756

Notes:

(1)

This amount represents DSUs granted under the Omnibus Incentive Plan (inclusive of dividend equivalents) in respect of compensation for Fiscal 2025, and remaining unvested as of the date hereof, determined by multiplying the number of share- based awards by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share.

(2)

This amount represents DSUs granted under the Omnibus Incentive Plan (inclusive of dividend equivalents) and vested as of the date hereof, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share.

(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Audit & Risk Management Committee.
(5)	Member of the Operations and Capital Projects Committee.
(6)	Member of the Human Resources and Compensation Committee.
(7)

In addition to DSUs, Michael McQuade currently owns RSUs and PSUs, which were awarded in his former capacity as Chief Executive Officer. The figures provided include such RSUs and PSUs. The market value of the RSUs and PSUs was determined by multiplying the number of securities by the closing price of the Shares on the TSX on May 1, 2025, being C$7.41 per share. In August 2024, Mr. McQuade settled 300,000 PSUs for Shares of the Company.

(8)	Mr. McQuade retired from the Board of Directors effective September 25, 2024.
(9)

Ms. Rubenstein was the Chair of the Nominating and Governance Committee for the nine-month period ended December 31, 2024. Ms. Bueschkens became the Chair of the Nominating and Governance Committee on January 1, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

All dollar amounts below have been converted from U.S. dollars to Canadian dollars using the Bank of Canada exchange rate on May 1, 2025, being US$1 to C$1.3836.

Name	Option based awards - value vested during the nine-month period ended December 31, 2024	Share-based awards - value vested during the nine-month period ended December 31, 2024(1)	Non-equity incentive plan compensation - value earned during the nine-month period ended December 31, 2024

Mary Anne Bueschkens(2) Director and Chair of the Nominating and Governance Committee	–	$132,117	–

Sean Donnelly Director	–	$41,726	–

James Gouin Director and Chair of the Audit & Risk Management Committee	–	$137,799	–

Andy Harshaw Director and Chair of the Board and the Operations and Capital Projects Committee	–	$222,520	–

Ave Lethbridge Director	–	$182,297	–

Michael McQuade Director	–	$360,609	–

Sanjay Nakra Director	–	$121,530	–

Eric S. Rosenfeld Director	–	$247,469	–

Gale Rubenstein(2) Director	–	$134,965	–

Name	Option based awards - value vested during the nine-month period ended December 31, 2024	Share-based awards - value vested during the nine-month period ended December 31, 2024(1)	Non-equity incentive plan compensation - value earned during the nine-month period ended December 31, 2024

David D. Sgro Director and Chair of the Human Resources and Compensation Committee	–	$134,221	–

Notes:

(1)

The grant date fair value of the DSUs has been calculated in accordance with the Omnibus Incentive Plan, as the number of DSUs granted times the Market Price on the date on which value was determined for the grant. The dividend equivalent DSUs have been calculated in accordance with the Omnibus Incentive Plan, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The VWAP for purposes of calculating dividend equivalents was as follows: July 2, 2024 - $9.555 (US$6.976); August 23, 2024 - $13.159 (US$9.727); November 27, 2024 - $15.310 (US$10.908). The total value of dividend equivalents earned by Directors in the nine-month period ended December 31, 2024 for share-based awards was C$385,799.

(2)

Ms. Rubenstein was the Chair of the Nominating and Governance Committee for the nine-month period ended December 31, 2024. Ms. Bueschkens became the Chair of the Nominating and Governance Committee on January 1, 2025.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information as of December 31, 2024 regarding compensation plans of the Company under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding equity securities	Weighted-average exercise price of outstanding equity securities(3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)

Equity compensation plans approved by securityholders – N/A	–	–	–

Equity compensation plans not approved by securityholders – Omnibus Incentive Plan(1)	5,862,397	$13.96	5,805,888(2)

Notes:

(1)

See “Equity Incentive Plans – Omnibus Incentive Plan” for a description of the material features of the Omnibus Incentive Plan. The Omnibus Incentive Plan was adopted in connection with the Merger on October 19, 2021.

(2)	Represents the number of shares available for future issuance under the Omnibus Incentive Plan.
(3)	Exercise price considers a 5-day volume weighted average price (VWAP), calculated as $13.96 on the TSX at December 31, 2024.

STATEMENT OF GOVERNANCE PRACTICES

The Board believes that strong corporate governance is important to the long-term success of the Company and maintaining the trust of Shareholders, customers and other stakeholders.

Overall Approach

As a corporation incorporated under the BCBCA and listed on both the TSX and Nasdaq, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the Nominating and Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the TSX and Nasdaq, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Nasdaq Corporate Governance

The Company complies with corporate governance requirements of Nasdaq (the “Nasdaq Listing Rules”). The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of certain of the requirements of the Rule 5600 Series. The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at www.algoma.com.

Canadian Corporate Governance

The Canadian Securities Administrators have issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”, and together with the Corporate Governance Guidelines, the “CSA Governance Rules”). The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended CSA Governance Rules. The disclosure set out below includes disclosure required by NI 58-101 describing Algoma’s approach to corporate governance in relation to the CSA Governance Rules.

Governance Highlights

Governance Element	Company Practice

Board Size	10 Directors

Board Independence	90% (9/10) independent

Entirely Independent Committees	Audit & Risk Management Committee; Nominating and Governance Committee; Human Resources, Compensation Committee, and Operations and Capital Projects Committee

Independent Board and Committee Meetings	The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting

Voting Standard for Board Elections	Annually by a majority of votes cast

Governance Element	Company Practice

Majority Voting Policy	Yes

Share Ownership Guidelines	Yes

New Director Orientation and Continuing Education	Yes

Regular Board Assessments	Yes

To comply with the various applicable governance standards and to achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures, including:

•	Code of Business Conduct and Ethics;

•	Charter of the Board of Directors;

•	Audit & Risk Management Committee Charter;

•	Nominating and Governance Committee Charter;

•	Human Resources and Compensation Committee Charter;

•	Operations and Capital Projects Committee Charter;

•	Position Descriptions for the Chief Executive Officer, Chair of the Board and Committee Chairs;

•	Whistleblower Policy;

•	Majority Voting Policy;

•	Insider Trading Policy;

•	Disclosure and Confidential Information Policy;

•	Diversity, Equity and Inclusion Policy;

•	Share Ownership Guidelines Policy; and

•	Clawback Policy.

The Board believes that the Company’s governance practices are in compliance with the CSA Governance Rules.

Composition of Board of Directors and Independence

The Board is currently comprised of 10 Directors, nine of whom are independent Directors. Pursuant to NI 58-101, an independent Director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a Director’s independent judgment. The Company has determined that Andy Harshaw (Chair), Mary Anne Bueschkens, Sean Donnelly, James Gouin, Eric Rosenfeld, Gale Rubenstein, David Sgro, Ave Lethbridge and Sanjay Nakra are independent under the Applicable Rules, and that Michael Garcia is not independent thereunder. Michael Garcia is not considered to be independent under the Applicable Rules because he is our Chief Executive Officer. Melinda J. Newman is also determined to be an independent director upon her election at the Meeting.

The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting. The Chair of the Board conducts the in-camera sessions of the Board and the Chair of each committee conducts the in-camera sessions of its committee, as applicable, without management or the other non-independent Directors present.

Nomination of Directors

All Director nominees are nominated by the Nominating and Governance Committee, who make such nominations after considering the mix of skills and experience it believes are necessary to further the Company’s goals. The written charter of the Nominating and Governance Committee sets out the committee’s responsibilities with respect to nominating Director candidates, which include to: (i) review annually the competencies, skills and personal qualities of the Board, in light of relevant factors; (ii) seek individuals qualified (in the context of the needs of the Company, any formal criteria established by the Board and any obligations under the Company’s contractual arrangements) to become members of the Board; (iii) review and recommend to the Board, the membership and allocation of Board members to the various committees of the Board; and (iv) consider the level of diversity on the Board.

The Nominating and Governance Committee will seek prospective candidates who are independent, have recognized functional and industry experience, sound business judgement, high ethical standards, time to devote to the Board and the ability to contribute to the Board’s diversity (with respect to gender, experience, geography, ethnicity and age). The Nominating and Governance Committee intends to identify qualified candidates when necessary through a number of possible sources, including search firms where appropriate.

Directors elected at an annual meeting are elected for a term expiring at the close of the subsequent annual meeting and are eligible for re-election. Directors appointed by the Directors between meetings of Shareholders in accordance with the Articles are appointed for a term expiring at the close of the next annual meeting and are eligible for election or re-election, as the case may be.

For a chart illustrating the relevant skills possessed by each Director who is proposed for election at the Meeting, see “Matters to be Considered at the Meeting – 2.  Election of Directors – Skills Matrix”.

Term Limits

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. The Nominating and Governance Committee also is expected to conduct a regular process for the assessment of the Board (see below under “Board Assessments”), each Board committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to the Board.

Board Assessments

The Nominating and Governance Committee conducts a periodic assessment of the performance, effectiveness and contribution of the Board, Board committees and of each individual Director, in a manner it determines to be appropriate. The results of the assessments will be communicated to the Board. This process will be used (i) as an assessment tool; (ii) as a component of the regular review process of Board members’ participation; (iii) to assist with the Board’s succession planning; and (iv) to determine appropriate individuals to stand for re-election to the Board.

Mandate of the Board

The mandate of the Company’s Board is one of stewardship and oversight of the Company and its affairs. In fulfilling its mandate, the Board has adopted a written mandate setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for the Company; (ii) supervising the activities and managing the investments and affairs of the Company; (iii) approving major decisions regarding the Company; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of and overseeing management; (vii) issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law; (viii) reviewing the Company’s debt strategy; (ix) identifying and managing risk exposure; (x) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; (xi) succession planning; (xii) establishing committees of the Board, where required or prudent, and defining their mandate; (xiii) establishing and maintaining procedures and policies to ascertain Director independence; (xiv) maintaining records and providing reports to Shareholders; (xv) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; and (xvi) determining the amount and timing of dividends to Shareholders. A copy of the Board’s written mandate is attached to this Information Circular as Schedule A.

Position Descriptions

Chair of the Board

The Board has adopted a written position description for the Chair of the Board which sets out the individual’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, managing in camera sessions, Director development and communicating with Shareholders and regulators.

Committee Chairs

The Board has adopted a written position description for the Chair of the Audit & Risk Management Committee, the Chair of the Human Resources and Compensation Committee and the Chair of the Nominating and Governance Committee, each of which sets out such Chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Chief Executive Officer

The Board has adopted a written position description and mandate for the Chief Executive Officer, which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of the Company, to lead the implementation of the resolutions and the policies of the Board, to supervise day to day management of the Company and to communicate with Shareholders and regulators.

Orientation and Continuing Education

The Board recognizes that ongoing director education is a key component of effective governance and board performance. Directors are expected to stay informed on evolving best practices, governance trends, and emerging regulatory and industry developments relevant to their oversight responsibilities.

To support this, the Company maintains a corporate membership with the Institute of Corporate Directors (ICD), which provides directors with access to valuable resources and programming. Certain members of the Board currently hold professional designations including ICD.D (Institute of Corporate Directors, Director), C.Dir (Chartered Director) and GCB.D (Global Competent Boards Designation), reflecting their commitment to high standards of governance and continuous development. Directors are also encouraged to pursue further learning opportunities beyond the Company’s programs to strengthen their individual and collective contributions to the Board.

Newly appointed directors participate in a structured onboarding program, which provides foundational knowledge of the Company’s operations, strategic priorities, governance framework, financial reporting, and committee responsibilities. Orientation is tailored to individual needs and supplemented with materials and briefings to support effective engagement from the outset.

The Company also supports ongoing development by providing directors with an annual education allowance to participate in governance-focused programs, conferences, and other learning opportunities aligned with the Company’s business and strategic priorities. Educational topics reflect the evolving risk and opportunity landscape and may include AI, climate and sustainability issues, cybersecurity, financial regulation, risk management, and diversity and inclusion.

Oversight of director development is the responsibility of the Nominating and Governance Committee, which ensures programs remain responsive to emerging governance challenges and evolving stakeholder expectations

In the nine-month period ended December 31, 2024, directors attended various courses, seminars and conferences on a variety of topics, including (but not limited to):

• Risk Management and Business Continuity	• Climate Change, including with respect to sustainability reporting	• Pensions and Benefits

• Corporate Governance	• Equity, Diversity and Inclusion	• Financial Regulation and Reporting

• Executive Compensation	• Environmental, Social and Governance Issues	• Technology and Artificial Intelligence

• Labour and Employment	• Operational Technology	• Negotiations

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (“Code of Business Conduct”) that applies to all of our Directors, managers, officers, and employees. The objective of the Code of Business

Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. Among other things, the Code of Business Conduct addresses conflicts of interest, protecting the Company’s assets, confidentiality, fair dealing with security holders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviours. As part of the Code of Business Conduct, any person subject to the Code of Business Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential, or the appearance of, conflicts of interest. The Board will have the ultimate responsibility for the stewardship of the Code of Business Conduct. The Code of Business Conduct is available on the Company’s website at www.algoma.com.

In order to ensure compliance with the Code of Business Conduct, Company personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. If required, employees may report violations of the Code of Business Conduct anonymously. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing it is false. In addition, to foster a strong culture of ethical business conduct, the Company has implemented several other policies discussed in further detail below and elsewhere in this Information Circular.

Whistleblower Policy

The Company has adopted a whistleblower policy (the “Whistleblower Policy”) which sets out established procedures for personnel of the Company to confidentially and anonymously submit concerns to the Chair of the Audit & Risk Management Committee (who is independent of the Company) or to a third-party reporting system regarding any accounting or auditing matter or any other matter which the individual believes to be in violation of the Code of Business Conduct.

Insider Trading Policy

The Company’s Insider Trading Policy provides that no one who is subject to the policy and has any knowledge of a material fact or a material change in the affairs of the Company that has not been generally disclosed to the public should purchase or sell any securities of the Company, inform anyone of such material fact or material change (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company (or any other securities whose price or value may reasonably be expected to be affected by material changes affecting the Company) until the information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. For the purpose of implementing such principles, the Insider Trading Policy sets out a number of guidelines, including directives to Directors, officers and employees of the Company.

Disclosure and Confidential Information Policy

The Company has adopted a disclosure and confidential information policy (the “Disclosure and Confidential Information Policy”) which provides guidelines on the disclosure of material information and the protection of confidential information. The guidelines include the directive to disclose any material information in respect of the Company, whether favourable or unfavourable, to the public promptly via news release and to not engage in selective disclosure. All written and oral disclosure, including news releases, must be approved, before public disclosure, by the disclosure committee of the Company (or designated members thereof). Any news releases containing material information should also be approved by the Board. The Disclosure and Confidential Information Policy also establishes guidelines with respect to electronic communications, dealings with the investment community and forward-looking information.

To prevent the inadvertent disclosure of confidential information, the Disclosure and Confidential Information Policy provides that Company personnel should not discuss the affairs of the Company with, or make information about the Company available to, outsiders and should take specific steps to preserve confidentiality where information is required to be disclosed to third parties.

Share Ownership Guidelines

To align the interests of the Company’s Directors and executives with those of the Shareholders, the Company has adopted share ownership guidelines. For further information on the share ownership guidelines, please see “Compensation – Compensation Discussion and Analysis – Share Ownership Guidelines” herein.

Clawback Policy

The Company has adopted a clawback policy for recovery of erroneously-awarded compensation (the “Clawback Policy”) in accordance with Nasdaq Rules, Rule 10D-1 under the Exchange Act and Section 304 of the U.S. Sarbanes-Oxley Act, which applies to our current and former executive officers. Under the Clawback Policy, we are required to recoup the amount of any erroneously awarded compensation on a pre-tax basis within a specified lookback period in the event of any accounting Restatement (as defined in the Clawback Policy), subject to limited impracticability exceptions. Restatements include both a restatement to correct an error that is material to previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure. The Clawback Policy is overseen and administered by the Board. The full text of the Clawback Policy was included as Exhibit 97 to our Annual Report on Form 40-F for the nine-month period ended December 31, 2024, filed with the SEC on March 12, 2025.

Inclusion and Representation

The Company is committed to fostering an open and inclusive workplace culture. The Company underscores a commitment to inclusion and recognizes it as an important asset. The Company and its affiliates are firmly committed to providing equal opportunity in all aspects of employment. 25% of the Company’s executive management team self-identify as underrepresented individuals based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in Canada.

As of May 2022, the Company adopted a Diversity, Equity and Inclusion Policy, and as of February 2024, the Company adopted a Board Diversity Policy. These policies showcase our commitment to improving the representation within the Company, including on the Board, of people of all genders, ethnicity, sexual identity and race in order that we can better reflect the representation of these groups within our community. The Board believes in the importance of inclusive leadership and values the benefits that a diverse board of directors can bring to the Company, including promoting an inclusive work environment that embraces, values and respects individuals of all characteristics. The Board believes inclusive representation brings a range of perspectives and ideas, helping to mitigate against group think and enhance oversight, decision-making and governance. The Company is committed to fostering an inclusive culture based on merit and free of conscious or unconscious bias.

We are embedding sustainability practices into our business model, including striving to actively support an inclusive workplace; providing a safe and healthy environment for all employees; and promoting a culture where all of our employees share the foregoing commitments.

Directors are encouraged to pursue education on sustainability and climate change-related matters to continue further developing Board expertise. In the nine-month period ended December 31, 2024, members of the Board undertook sustainability-related training including taking courses and attending conferences on topics including data, artificial intelligence and cybersecurity, sustainability reporting and the ISSB standards, climate change, indigenous partnerships and reconciliation, human capital, enterprise risk management, inclusive practices, biodiversity and executive compensation.

The Nominating and Governance Committee considers diversity as part of its overall annual evaluation of Director nominees for election or re-election, as well as candidates for management positions, and our executive team takes gender and broader representation into consideration as part of its overall recruitment and selection process in respect of our Board and senior management. Gender is of particular importance to us in ensuring balanced representation within the Board and management. In particular, when assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Board will consider candidates using objective criteria having due regard to the benefits of inclusive and well-rounded perspectives and to their qualifications, including skills, knowledge, experience, competencies and attributes the Board identifies as necessary to effectively fulfill its mandate and address existing and emerging business and governance issues, and legal and regulatory requirements. Recommendations concerning Director nominees are, foremost, based on merit and performance, but representation and experience from varied backgrounds is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The level of representation of women has been, and will continue to be, considered by the Company, the Board and the Nominating and Governance Committee in the making of executive officer appointments. In searches for new executive officers, the Nominating and Governance Committee will consider the level of female representation and diversity in management as one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation in senior management positions and, where appropriate, recruiting qualified female candidates as part of our overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise.

With a view to enhancing Board diversity, the Board has adopted the following practices:

1.

When recruiting new candidates for director, search protocols extend beyond the networks of existing Board members and include the identification of a reasonable proportion of candidates who are women and candidates of other designated groups.

2.	Any search firm engaged to help identify candidates for appointment to the Board will be specifically directed to include women candidates and candidates who are members of other designated groups.

3.

In the event the Board maintains an ongoing list of potential director candidates, the Board will ensure that such list includes members of the designated groups and, in particular, includes women candidates.

The Board believes that all aspects of diversity are important. The Board also believes that promotion of inclusion is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the Board without focusing on a single characteristic. Accordingly, it has not adopted specific Board inclusion goals but will seek to maintain a Board in which each gender represents at least 30% of the Board.

The following are the number and proportion, expressed as a percentage, of members of the Board and executive officers who are women:

Group	Women	Percentage

Current Board	3	30%

Board if all Director Nominees are Elected at the Meeting	3	30%

Executive Officers	2	20%

Conflicts of Interest

Certain of our Directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the BCBCA, Directors who have a material interest in a contract or transaction, or proposed contract or transaction, that is material to the Company, or in any person with a material interest in such a contract or transaction, are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract or transaction. In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Company.

Committees of the Board

The Board has established four standing committees: (i) the Audit & Risk Management Committee; (ii) the Human Resources and Compensation Committee; (iii) the Nominating and Governance Committee; and (iv) the operations and capital projects committee (“Operations and Capital Projects Committee”). The Board may also constitute ad hoc committees from time to time for particular purposes.

Audit & Risk Management Committee

Our Audit & Risk Management Committee consists of a minimum of three and a maximum of five Directors. Our Audit & Risk Management Committee currently consists of Messrs. Harshaw, Rosenfeld, Gouin and Nakra. Mr. Gouin serves as the chair of the committee. The Board has determined that each member of the Audit & Risk Management Committee is independent within the meaning of the Nasdaq corporate governance rules, National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Exchange Act, and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his independent judgment as a member of the committee.

Each member of the Audit & Risk Management Committee has direct experience relevant to the performance of his responsibilities as an Audit & Risk Management Committee member. All members of our Audit & Risk Management Committee are financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Algoma’s financial statements). In addition, one member of the Audit & Risk Management Committee is required to have accounting or related financial management expertise, qualifying as an audit committee financial expert as defined by the rules of the SEC rules, which our board of directors has determined is Mr. Gouin. For additional details regarding the relevant education and experience of each member of the Audit & Risk Management Committee, see “Matters to be Considered at the Meeting – 2.  Election of Directors – About the Nominees”.

The Board has adopted a written charter for the Audit & Risk Management Committee, which sets out the Audit & Risk Management Committee’s responsibilities. These responsibilities include (but are not limited to):

•

reviewing, approving and recommending for Board approval Algoma’s financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release;

•	receiving periodically management reports assessing the adequacy and effectiveness of Algoma’s disclosure controls and procedures;

•

reviewing and making recommendations to the Board in respect of the mandate of Algoma’s disclosure committee and reviewing the disclosure committee’s quarterly reports pertaining to its activities for the previous quarter;

•	preparing all disclosure and reports as may be required to be prepared by the committee by any applicable law, regulation, rule or listing standard;

•

reviewing material prepared by management regarding Algoma’s financial strategy considering current and future capital and operating plans and budgets, Algoma’s capital structure, including debt and equity components, current and expected financial leverage, interest rate and foreign currency exposures and in the committee’s discretion, making recommendations to the Board;

•	reviewing management’s process to identify, monitor and manage the significant risks associated with the activities of Algoma, as well as the steps taken by management to report such risks;

•	reviewing the effectiveness of the internal control systems for monitoring compliance with applicable laws and regulations;

•

assessing the qualifications and independence of the external auditor and being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management of Algoma and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Algoma;

•

obtaining and reviewing a report, at least annually, from the external auditor describing (a) the external auditor’s internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•

reviewing the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report, and reviewing the scope and plan of the work to be done by the internal audit group and the responsibilities, budget, audit plan, activities, organizational structure and staffing of the internal audit group as needed;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

identifying and informing the Board of matters that may significantly impact on the financial condition or affairs of the business, including irregularities in Algoma’s business administration, and, where applicable, suggesting corrective measures to the Board;

•	reviewing the quality and integrity of Algoma’s financial reporting processes, both internal and external, in consultation with the external auditor;

•

developing and recommending to the Board for approval policies and procedures for the review, approval or ratification of related party transactions, overseeing the implementation of and compliance with the such policies regarding related party transactions and reviewing and approving all related party transactions required to be disclosed pursuant to applicable rules prior to us entering into such transactions;

•

reviewing with management, the external auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters as the committee or the Board deems necessary or appropriate, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by applicable accounting boards, the SEC or other regulatory authorities;

•

overseeing the Company’s enterprise risk management (“ERM”) program to assist the Board in providing oversight of the ERM activities of the Company and its subsidiaries and to advise the Board with respect to the effectiveness of the ERM framework of the Company;

•	receiving periodically management reports on potential emerging risks to the business and how these may interrelate with or compound known risks;

•	reviewing and evaluating the Company’s overall process for the identification and evaluation of principal business and operational risks and the prevention and/or mitigation thereof;

•

reviewing all project proposals and contracts that: (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000 or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company;

•

establishing and overseeing the effectiveness of procedures for the receipt, retention and treatment of complaints received by Algoma relating to accounting, auditing matters, internal accounting controls or the management of our business under Algoma’s whistleblower policy, including the confidential, anonymous submission by employees of Algoma of concerns regarding questionable accounting or auditing matters; and

•	performing any other activities as the committee or the Board deems necessary or appropriate.

Human Resources and Compensation Committee

We maintain a Human Resources and Compensation Committee consisting of at least three independent Directors. The Human Resources and Compensation Committee currently consists of five directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are currently Mr. Sgro (Chair), Mr. Gouin, and Mses.

Bueschkens, Lethbridge and Rubenstein. In affirmatively determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources and Compensation Committee has direct experience relevant to their responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include (but are not limited to):

•	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

•

considering recommendations from the Chief Executive Officer concerning the hiring and termination of senior executives, and ensuring that the Chief Executive Officer engages senior management with the necessary skills, knowledge, and experience to manage Algoma’s affairs in a sound and responsible manner;

•

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

•

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other executive officers of the Company (including, but not limited to, members of the executive management group), including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

•	recommending awards under the incentive compensation and equity-based compensation plans of Algoma;

•

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate; and

•	periodically review, with the Board, the succession plans relating to the position of the Chief Executive Officer and other senior positions.

For additional details regarding the Human Resources and Compensation Committee, see “Compensation – Compensation Governance – Human Resources and Compensation Committee”.

Nominating and Governance Committee

We maintain a Nominating and Governance Committee consisting of at least three independent Directors.

Our Nominating and Governance Committee currently consists of four directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional

Nominating and Governance Committee membership requirements of the Applicable Rules. The members of our Nominating and Governance Committee are Messrs. Rosenfeld and Nakra, and Mses. Rubenstein and Bueschkens. Ms. Bueschkens serves as the chair of the committee.

Our Board has adopted a Nominating and Governance Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include (but are not limited to):

•	reporting to the chair of the Board with an assessment of the Board’s and management’s performance;

•

seeking individuals qualified (in the context of the needs of Algoma, any formal criteria established by the board and any obligations under Algoma’s contractual arrangements) to become members of the Board for recommendation to the Board;

•

reviewing the competencies, skills and personal qualities required of board members, as a whole, in light of relevant factors, including (i) the objective of adding value to Algoma in light of the opportunities and risks facing Algoma and Algoma’s strategies; (ii) the need to ensure, to the greatest extent possible, that a majority of the Board is comprised of individuals who meet the independence requirements of the applicable regulatory, stock exchange and securities law requirements or other guidelines; and (iii) any policies of the Board with respect to Board member diversity, tenure, retirement and succession and board member commitments;

•	approve and monitor compliance with any share ownership guidelines of the Company that are applicable to executive officers or directors;

•	reviewing the appropriateness of the governance practices of Algoma and recommending any proposed changes to the Board for approval; and

•

make recommendations concerning the oversight of emerging sustainability issues, including climate change factors, affecting the Company and liaise, as appropriate with other Committees of the Board regarding administering the sustainability program of the Company and related best practices.

Operations and Capital Projects Committee

We maintain an Operations and Capital Projects Committee consisting of at least three individuals, at least one of whom is a director of Algoma. Our Operations and Capital Projects Committee currently consists of Messrs. Sgro, Donnelly and Harshaw, and Ms. Lethbridge. Mr. Harshaw serves as the chair of the committee. The Board has adopted an Operations and Capital Projects Committee charter setting forth the responsibilities of the committee, which include (but are not limited to):

•	developing, implementing and monitoring the Company’s policies, practices and procedures regarding the operations strategies, and management of major projects;

•

reviewing the planning and execution of major projects, throughout the project lifecycle, including the planning, construction, approval, and implementations phases of the major projects as well as other applicable responsibilities as determined by the committee;

•	reviewing and, if appropriate, recommending the Board approval of, all project proposals and contracts that (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000, or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company;

•

reviewing and making recommendations to the Board with respect to (i) material changes to the scope, budget and schedule proposed by management with respect to major projects and (ii) other approvals related to the execution of major projects, as required from time to time; and

•

retaining qualified advisors, independent of Company management, to monitor and report to the committee on the progress and performance of the major projects against approved execution plans, including scopes, budgets and schedules.

Board Interlocks

While the Board has not adopted a formal policy with respect to Board interlocks, the mandate of the Board of Directors provides that each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company, and that directors should advise the Chair of the Board and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board. Currently, Eric Rosenfeld and David Sgro serve together on the board of Pangaea and also serve on Pangaea’s compensation committee. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the Nominating and Governance Committee with respect thereto.

Succession Planning

The Board is responsible for providing guidance and oversight on succession management processes for the Chief Executive Officer and other key executives. As part of their respective mandates, the Human Resources and Compensation Committee intends to periodically review, with the Board, the succession plans relating to the position of the Chief Executive Officer and other senior positions. In addition, management is regularly asked to work with the Board to assess and enhance talent within the organization with the goal of investing time and resources in the managerial capabilities of its existing and future leaders.

Sustainability

The Company understands that sustainability matters are becoming increasingly valued by its various stakeholders. The Company continues to focus on these matters, including climate change issues, as a key strategic objective across the business, committed to contributing to the transition to a low carbon economy, supporting Canada in achieving commitments under the Paris Agreement, and in decarbonizing the Company’s operations to support customers with their own sustainability and climate change objectives, as the Company transitions to electric arc steelmaking. The Company is embedding sustainability, including climate change mitigation practices, into its business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) assessing sustainability-related risks and capturing value-added opportunities; (iii) actively supporting diversity and inclusion; (iv) aiming to provide a safe and healthy environment for all employees; and (v) promoting a culture where all of the Company’s employees share the foregoing commitments, Sustainability risks have also been integrated into the Company’s risk management policies and processes to allow the Company to identify, manage and monitor sustainability and climate-related risks.

The Nominating and Governance Committee is responsible for overseeing Algoma’s sustainability initiatives and coordinating with other committees of the Board regarding administering the Company’s sustainability program. In this capacity, the Nominating and Governance Committee oversees and review with management and the Board the emerging sustainability issues, including climate change factors, affecting the Company, reviews and discusses with management the Company’s overall sustainability strategy, and reviews and monitors key enterprise-wide sustainability metrics, targets, key performance indicators and related goals and the progress towards achieving targets and benchmarks.

On April 6, 2023, we released our ESG Position Statement (the “ESG Position Statement”). The ESG Position Statement describes the foundational role that Algoma’s sustainability strategy plays in the Company’s transformation journey to EAF steelmaking and overall corporate strategy. The ESG Position Statement outlines our commitments, framework, which include our guiding sustainability principles. At Algoma, we recognize that sustainability factors present a spectrum of risks and opportunities to both our business and stakeholders, such as our investors, customers, suppliers, employees, governments, and the communities in which we operate. We are committed to conducting our business in a manner that ensures reasonable and responsible consideration is given to sustainability factors. Transparency and accountability to our investors and other stakeholders are critical to ensuring our approach drives meaningful results. Sustainability risks have also been integrated into the Company’s risk management policies and processes to allow the Company to identify, manage and monitor sustainability and climate-related risks.

The ESG Position Statement also outlines our support of the objectives of the Paris Agreement and the Canadian Steel Producers Association, including our shared aspirational goal to achieve net-zero CO2 emissions by 2050. Notably, in 2022, Algoma announced that it had commenced construction on the EAF project, which will allow Algoma to transition to electric arc steelmaking. The EAF transformation is projected to deliver three million tonnes of annual CO2 reduction, and is expected to dramatically shrink Algoma’s environmental footprint. We undertake continuous innovation in our products and steelmaking processes with an aim to further minimizing our impact on the environment.

In August, 2024, Algoma published the Second ESG Report, which provided an overview of our sustainability performance during Fiscal 2024. Algoma intends to publish a Sustainability Report, covering the 9 month financial year ended December 31, 2024 in June 2025.

At Algoma, we firmly acknowledge that sustainability factors encompass a broad spectrum of risks and opportunities, impacting not only our organization but also our valued stakeholders, including investors, customers, suppliers, employees, governments, and the communities where we operate. Our unwavering commitment is to conduct our business activities with careful and conscientious consideration of these sustainability factors that drive performance, reduce risk and develop a culture of organizational excellence.

Transparency and accountability are integral to our sustainability journey. Our reporting aligns with the Sustainability Accounting Standards Board Standards and adheres to the recommendations of the Task Force on Climate-related Financial Disclosures to the greatest extent feasible. We are actively engaged in ongoing efforts to further harmonize our practices with these frameworks. Our Sustainability report will provide, comprehensive insights into our strategy, outlining our approach to mitigating sustainability risks, and underscores our commitment to harnessing sustainability opportunities. Algoma notes that the sustainability disclosure landscape has been evolving significantly over the past few years, notably through the establishment of the International Sustainability Standards Board (ISSB) and the ISSB’s issuance of the IFRS Sustainability Disclosure Standards, as well as the ongoing work of the Canadian Sustainability Standards Board. Algoma is committed to monitoring the evolving disclosure landscape, including regulatory requirements as they evolve.

Cyber Security

The Audit & Risk Management Committee oversees the Company’s cybersecurity policies and procedures and has oversight regarding the effective implementation thereof. Cybersecurity is a key focus area of Algoma’s Enterprise Risk Management efforts. The Company has robust policies and procedures in place to identify and mitigate the risk of unauthorized activity, including a full-time Certified Information Systems Security Professional on staff, a Security Information and Event Management system which is monitored by a Security Operations Centre and other industry standard network monitoring and prevention tools. The Company also carries cyber insurance as part of its risk mitigation approach.

Shareholder Engagement

Management welcomes frequent dialogue with shareholders. Management is committed to ensuring that if items of significant concern are raised by shareholders, these items are brought to the attention of the Board. In addition, management regularly engages with the investment community through: annual and quarterly reports, news releases, our website disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov; quarterly conference calls to review financial and operating results open to all investors, the investment community, analysts and media; attendance at investor-focused conferences; and are available to meet or set up calls, as requested, with shareholders and potential shareholders.

Shareholders are welcome to contact the Company’s senior management team to discuss matters relating to the Company, and may also communicate directly with the independent members of the Board through the Chair by writing to: Mr. Andrew Harshaw, Chair of the Board, Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4.

Risk Oversight

The Board is responsible for identifying the principal risks of the Company’s business and ensuring these risks are being appropriately managed. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on the Chief Executive Officer; Chief Financial Officer; Vice President – Strategy and Chief Legal Officer; Vice President – Strategic Transformation; Senior Vice President, Production and Vice President – Maintenance and Operating Services to supervise day-to-day risk management, and management reports periodically to the Audit & Risk Management Committee and Board on risk management matters. A discussion of the primary risks facing the Company’s business is included in the Annual Information Form available on the Company’s profile on SEDAR+ at www.sedarplus.ca and filed as part of the Company’s annual report on Form 40-F on EDGAR at www.sec.gov.

EQUITY INCENTIVE PLANS

Omnibus Incentive Plan

The material features of the Omnibus Incentive Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan is a “fixed” plan in that, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), the aggregate maximum number of Shares that may be issued upon the settlement of awards granted under the Omnibus Incentive Plan shall not exceed 8,849,266 Shares, representing approximately 10% of the Company’s issued and outstanding Shares as at the date of closing of the Merger (the “Reserved Shares”).

To the extent any awards under the Omnibus Incentive Plan are terminated or cancelled for any reason prior to exercise in full, the Shares subject to such awards (or any portion(s) thereof) shall be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Insider Participation Limit

The Omnibus Incentive Plan provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares.

Furthermore, the Omnibus Incentive Plan provides that within any one financial year of the Company, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Company’s security-based compensation arrangements shall not exceed $150,000 (with no more than $100,000 in options), provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other Director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the board of directors.

Administration of the Omnibus Incentive Plan

The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Board, and is currently the Human Resources and Compensation Committee. The Omnibus Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator shall interpret the Omnibus Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Incentive Plan or any awards granted under the Omnibus Incentive Plan as it deems appropriate.

Eligibility

All Directors, officers, consultants and employees are eligible to participate in the Omnibus Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Incentive Plan will be determined in the discretion of the Plan Administrator.

Types of Awards

Awards of options, RSUs, PSUs and DSUs may be made under the Omnibus Incentive Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the Market Price (as defined in the Omnibus Incentive Plan) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator will have the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Omnibus Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Shares having an aggregate fair market value equal to the In-the-Money Amount. Any options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Restricted Share Units

A RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”), to the extent applicable.

Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share, the cash value thereof, or a combination of Shares and cash (as determined by the Plan Administrator in its sole discretion) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any Director Fees that are to be paid in DSUs (including any elected amount), as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested DSU, (b) a cash payment, or (c) a combination of Shares and cash as contemplated by (a) and (b) above, as determined by the Plan Administrator in its sole discretion. Any cash payments made under the Omnibus Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, the settlement date shall be no earlier than the date on which the participant ceases to be a director (and, if such participant is also a non-director employee of the Company or one of its subsidiaries, the date on which the participant ceases to be such an employee) and no later than the last business day of the immediately following calendar year.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Omnibus Incentive Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire five business days after the trading black-out period is lifted by the Company.

Term

While the Omnibus Incentive Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Incentive Plan, including termination with cause, termination without cause, resignation, death or disability, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Company or any of its subsidiaries:

Event	Provisions

Termination with Cause	• Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Incentive Plan) shall be forfeited and cancelled.
Termination without Cause
Resignation

Event	Provisions

•   Any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Death

•   Any award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised, settled or surrendered to the Company by the participant’s legal representative at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Disability

•   Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Incentive Plan) of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award.

Change in Control

Under the Omnibus Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on Nasdaq, the TSX and any other exchange on which the Shares are or may be listed from time to time (the “Exchanges”), the Company may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Incentive Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of their respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.

Non-Transferability of Awards

Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, shall be permitted.

Amendments to the Omnibus Incentive Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the Exchanges (which may require approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the Omnibus Incentive Plan:

(a)

increasing the number of Shares reserved for issuance under the Omnibus Incentive Plan, except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 5% limits on Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Legacy Incentive Plan

The Legacy Incentive Plan was administered by the board of directors of Algoma Steel Holdings Inc. Pursuant to the Legacy Incentive Plan, LTIP Awards (including director units, incentive restricted share units or incentive performance share units) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates.

As discussed above, in connection with the Merger, each outstanding LTIP Award that had vested was exchanged for a Replacement LTIP Award, subject to certain conditions. In connection with the Merger, 3,232,628 LTIP Awards were exchanged for Replacement LTIP Awards. No additional LTIP Awards will be granted under the Legacy Incentive Plan, which was discontinued following the Merger.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company has in place a US$50 million (in the aggregate) directors’ and officers’ liability insurance policy, which provides insurance coverage of Directors and officers of the Company in certain circumstances in excess of any indemnification provided by Algoma, and has deductibles ranging from nil to US$5 million, depending on the type of claim being made. In addition, the Company has entered into indemnification agreements with each of its Directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Company or any of its subsidiaries, and none of their respective associates, is indebted to the Company or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Directors and executive officers of the Company, other than the election of Directors, none of the Directors or executive officers of the Company who have been a Director or executive officer at any time since the beginning of the Company’s last financial year, none of the proposed nominees for election as Directors of the Company, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Information Circular and in the Annual Information Form under the heading “Interest of Management and Others in Material Transactions”, available on the Company’s profile on SEDAR+ at to the knowledge of the Directors of the Company, no informed person (as defined in NI 51-102) of the Company, no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during the nine-month period ended December 31, 2024, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its subsidiaries.

OTHER BUSINESS

The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy and voting instruction form to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the nine-month period ended December 31, 2024. Copies of the Meeting Materials, including the Company’s financial statements for the nine-month period ended December 31, 2024, together with the auditors’ report thereon, the MD&A, the Annual Information Form and this Information Circular, are available upon written request to the Company (at Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Attention: Chief Legal Officer). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company may also be found on the Company’s profile on SEDAR+ at and on the Company’s website at www.algoma.com. If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact Algoma’s proxy solicitation agent, MacKenzie Partners, Inc., by email at by email at proxy@mackenziepartners.com or by telephone at (800) 322-2885 (toll free).

APPROVAL OF DIRECTORS

This Information Circular has been sent to each member of the Board, each shareholder entitled to notice of the Meeting in the manner described in this Information Circular and to Deloitte, as the Company’s auditor. The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.

Dated: May 1, 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Andy Harshaw”

Chair of the Board of Directors

Algoma Steel Group Inc.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

See attached.

ALGOMA STEEL GROUP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	Purpose

The purpose of this Mandate is to set out the mandate and responsibilities of the board of directors (the “Board”) of Algoma Steel Group Inc. (the “Company”). By approving this Mandate, the Board confirms its responsibility for the stewardship of the Company and its affairs. This stewardship function includes responsibility for the matters set out in this Mandate. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Company and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and within the meaning of applicable Nasdaq Stock Market LLC and U.S. Securities and Exchange Commission rules), provided, however, that if at any time a majority of the directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement.

Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board may elect an independent director to act as chair of the Board (the “Chair”). If the Chair is not an independent director, then the directors of the Board who are independent, shall elect an independent director to act as Lead Director of the Board (the “Lead Director”).

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Company and in that regard shall be specifically responsible for:

(a)	participating in the development of and approving a strategic plan for the Company;

(b)	supervising the activities and managing the investments and affairs of the Company;

(c)	approving major decisions regarding the Company;

(d)	defining the roles and responsibilities of management;

(e)	reviewing and approving the business and investment objectives to be met by management;

(f)	assessing the performance of and overseeing management;

(g)	issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law;

(h)	reviewing the Company’s debt strategy;

(i)	identifying and managing risk exposure;

(j)	ensuring the integrity and adequacy of the Company’s internal controls and management information systems;

(k)	succession planning;

(l)	establishing committees of the Board, where required or prudent, and defining their mandate;

(m)	establishing and maintaining procedures and policies to ascertain director independence;

(n)	maintaining records and providing reports to shareholders;

(o)	ensuring effective and adequate communication with shareholders, other stakeholders and the public; and

(p)	determining the amount and timing of dividends to shareholders, if any.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair, and if one has been appointed and if appropriate, the Lead Director, the Chief Executive Officer and any other appropriate executive officer(s) of the Company to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all members of the Board owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

(e)

Other Board Memberships and Significant Activities. The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company. Directors should advise the Chair and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Company.

(f)

Personal Conduct. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Company; (ii) project a positive image of the Company to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Company and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. The Board may meet periodically without management and any non-independent directors present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent directors will take place, which session will be chaired by the Chair or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair, and if one has been appointed, the Lead Director, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the directors before each meeting, and all directors shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders.

8.	Telephone and Electronic Board Meetings

A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous written consent.

9.	Expectations of and Access to Management

Management shall be required to report to the Board at the request of the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Company or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the Company’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Company. The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the Board and committees, or in other formal or informal settings.

10.	Access to Outside Advisors.

The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Mandate. The Board may set the compensation and oversee the work of such advisors to be paid by the Company.

11.	Communications Policy

The Board shall approve the content of the Company’s major communications to shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit & Risk Management Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management discussion and analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is generally the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint an independent, non-executive director to be available to shareholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate.

The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communication and disclosure on an annual basis.

12.	Internal Control and Management Information Systems

The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Audit & Risk Management Committee, Compensation Committee, Nominating and Governance Committee and management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business subject to any management authority guidelines adopted by the Board.

The Audit & Risk Management Committee has responsibility for ensuring internal financial controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.

13.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Company’s articles, delegate to such committees any of the powers of the Board. The directors may also, subject to the Company’s articles, delegate powers to manage the business and affairs of the Company to such of the officers of the Company as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to management or to other persons.

14.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning the adoption of written position descriptions for the Chair and, if one has been appointed, the Lead Director, and for the chair of each committee of the Board, and for the

Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board and its committees, the contribution that an individual director is expected to make, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

16.	No Rights Created

This Mandate is a broad policy statement and is attended to be part of the Board’s flexible governance framework. While this Mandate should comply with all applicable law and the Company’s constating documents, this Mandate does not create any legally binding obligations on the Board, any of its committees, any director or the Company.

For questions or more information with respect to the Annual

General Meeting of Algoma Steel Group Inc., please contact

our proxy solicitation agent:

7 Penn Plaza

New York, New York 10001

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com